Exhibit 99.1

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2010

March 29, 2011

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	1
NOTE TO UNITED STATES INVESTORS	1
CURRENCY PRESENTATION AND EXCHANGE RATE DATA	2
DOCUMENTS INCORPORATED BY REFERENCE	2
CORPORATE STRUCTURE	3
Incorporation and Registered Office	3
Intercorporate Relationships	3
Summary	4
Three Year History	4
DESCRIPTION OF OUR BUSINESS	7
Principal Assets	7
Our Strategy	8
Products and Marketing	38
Employees	38
Corporate Social Responsibility	38
RISK FACTORS	40
DESCRIPTION OF CAPITAL STRUCTURE	48
Common Shares	48
Preference Shares	49
Normal Course Issuer Bid	49
DIVIDENDS	49
MARKET FOR SECURITIES	49
Price Range and Trading Volume	49
DIRECTORS AND OFFICERS	51
Board of Directors	51
Executive Officers	53
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	54
Conflict of Interest	55
AUDIT COMMITTEE DISCLOSURE	55
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
TRANSFER AGENT AND REGISTRAR	58
MATERIAL CONTRACTS	58
QUALIFIED PERSON	58
INTEREST OF EXPERTS	58
ADDITIONAL INFORMATION	58
SCHEDULE A GLOSSARY OF MINING TERMS	A-1
SCHEDULE B AUDIT COMMITTEE CHARTER	B-1

FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking information”, within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay Minerals Inc.’s (“HudBay”) plans respecting the Constancia and Lalor projects and its other key mineral properties and the ability to secure and maintain required permits for such properties, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, mine life projections, the availability of third party concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in this AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

NOTE TO UNITED STATES INVESTORS

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. For more information on the technical terms as they are used under NI 43-101, please see Schedule A “Glossary of Mining Terms”.

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for each of the three years ended December 31, 2010, 2009 and 2008, as reported by the Bank of Canada, are as follows:

	2010	2009	2008
Closing	$0.99	$1.05	$1.22
High	$1.07	$1.30	$1.30
Low	$0.99	$1.03	$0.97
Average(1)	$1.03	$1.14	$1.07

Note:

(1)	Calculated as an average of the daily noon rates for each period.

On March 28, 2011 the Bank of Canada noon rate of exchange was US$1.00 = Cdn$0.98.

CONVERSION TABLE

To Convert	To	Multiply by
Tonnes	Tons	1.102311
Tonnes	Pounds	2204.62
Grams	Troy ounces	0.032151
Grams/tonne	Troy ounces/ton	0.029167
Hectares	Acres	2.47105
Kilometers	Miles	0.62137
Meters	Feet	3.28084

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this AIF after it has been modified or superseded.

Reference is made to the Glossary of Mining Terms attached as Schedule A to this AIF.

Unless the context suggests otherwise, references to “we”, “us”, “our” and similar terms, as well as references to “HudBay”, refer to HudBay Minerals Inc.

CORPORATE STRUCTURE

Incorporation and Registered Office

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to one basis. On October 25, 2005, we were continued under the Canada Business Corporations Act (“CBCA”).

Our registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 1 Adelaide Street East, Suite 2501, Toronto, Ontario M5C 2V9.

Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “HBM”.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)	HBMS owns our 777, Trout Lake and Chisel North mines and our Lalor project.
(2)	HudBay Michigan Inc. owns a 51% interest in the Back Forty project, a joint venture with Aquila Resources Inc.
(3)	Compañia Guatemala de Niquel S.A. (“CGN”) owns our Fenix nickel project.
(4)	Hudson Bay Exploration and Development Company Limited (“HBED”) holds our key exploration properties and acts as agent for HBMS.
(5)	Our Zochem zinc oxide business was transferred from HBMS to Zochem Inc. effective January 1, 2010.
(6)	Norsemont Peru S.A.C. owns the Constancia copper project.

GENERAL DEVELOPMENT OF OUR BUSINESS

Summary

We are a diversified Canadian mining company with assets in North, Central and South America. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a nickel project in Guatemala and a copper project in Peru. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide.

Three Year History

Acquisition of Norsemont Mining Inc.

We entered into a support agreement (the “Support Agreement”) with Norsemont Mining Inc. (“Norsemont”) on January 9, 2011. Norsemont is a publicly-listed company whose common shares trade on the TSX and the Lima Stock Exchange under the symbol “NOM”. It owns 100% of the Constancia copper project in southern Peru. The Constancia project has proven and probable mineral reserves containing 372 million tonnes grading 0.39% copper, 105 g/t molybdenum, 0.05 g/t gold and 3.6 g/t silver. Based on the optimization study released on February 21, 2011, the Constancia project is expected to produce an average of 85,000 tonnes of copper, 1,400 tonnes of molybdenum and 69 tonnes of silver each year over a 15.3 year mine life.

As contemplated by the Support Agreement, we mailed an offer and take-over bid circular (the “Norsemont Circular”) on January 24, 2011 to the holders of Norsemont’s common shares. As set forth in the Norsemont Circular, Norsemont shareholders were entitled to elect to receive as consideration for each deposited Norsemont common share, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash was elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer and take-over bid circular.

On March 1, 2011 we announced that we were successful in our bid to acquire Norsemont and that we had taken up a total of 104,635,351 Norsemont common shares which were deposited at the original expiry time of the Offer. We subsequently extended our offer until 5:00 p.m. (Toronto time) on March 15, 2011, and our offer expired on that date. Pursuant to the Offer, we issued 22,084,459 common shares and paid an aggregate of $127,680,990 in cash to former Norsemont shareholders. We now own approximately 98% of the issued and outstanding Norsemont common shares (on a fully-diluted basis). We intend to acquire the remaining Norsemont shares by way of a compulsory acquisition transaction under section 300 of the Business Corporations Act (British Columbia).

New Credit Facility

On November 3, 2010 we announced a new four-year $300 million revolving credit facility with a syndicate of lenders.

New York Stock Exchange Listing

Our common shares commenced trading on the NYSE on October 25, 2010 under the ticker symbol “HBM”, which is the same ticker symbol HBMS was listed under on the NYSE from 1938 until 1983. Our listing on the NYSE is intended to increase the trading liquidity of our common shares and provide greater visibility among U.S.-based investors.

Back Forty Joint Venture

On September 1, 2010 we exercised our option to earn a 51% interest in Aquila Resources Inc.’s (“Aquila”) Back Forty project in Michigan’s Upper Peninsula. We earned our joint venture interest pursuant to an option agreement entered into with Aquila on August 6, 2009 by incurring a minimum of US$10 million of exploration expenditures on the project. We can increase our joint venture interest to 65% by completing a feasibility study and making the required permitting applications.

On October 15, 2010 we announced an updated NI 43-101 mineral resource estimate for the Back Forty project. The updated resource includes 18.1 million tonnes of measured and indicated mineral resources and 3.2 million tonnes of inferred mineral resources. See “Description of Our Business – Joint Ventures - Back Forty Joint Venture”.

Investment in Augusta Resource Corporation

On August 27, 2010 we acquired 10,905,590 units of Augusta Resource Corporation (“Augusta”) at a subscription price of $2.75 per unit and an aggregate acquisition cost of approximately $30 million. Each unit consists of one Augusta common share and one half of a common share purchase warrant which was exercisable for one common share at an exercise price of $3.90 until February 27, 2012. On March 18, 2011, we exercised all of our Augusta warrants after receiving notice from Augusta that, in accordance with Augusta’s rights under the warrants, the expiry time of the warrants had been accelerated to March 21, 2011. Following our exercise of the warrants, we now own approximately 14.3% of Augusta’s issued and outstanding common shares. Augusta’s primary asset is the Rosemont copper project in Arizona. The investment in Augusta was consistent with our strategy of investing in junior companies with promising near-development mining projects.

Lalor Production Decision

On August 4, 2010, our board of directors made a full commitment to the development of our 100% owned Lalor project near Snow Lake, Manitoba by authorizing the expenditures necessary to put the project into full production. Full production from the 985 meter production shaft is anticipated in late 2014. The project’s estimated capital cost of $560 million, which includes $59 million spent as at December 31, 2010, is expected to fund full project development. We intend to fully fund the project from our currently available liquidity and future cash flows.

Our board of directors had previously approved an $85 million expenditure to fund the development of an access ramp from our Chisel North mine to the deposit, which is expected to enable early production of zinc ore in early 2012 and provide access to the Lalor gold zone for additional underground exploration. Development of the ramp commenced in December 2009 and as of February 28, 2011 the ramp had advanced 1,750 meters. We are currently preparing a trade-off study to determine whether to refurbish our Snow Lake concentrator or construct a new concentrator at the Lalor mine site and we expect to be in a position to make a decision on whether to proceed with a new concentrator in mid-2011. For detail on the estimated mineral resources at Lalor and conceptual estimates of the tonnes and grade of the gold zone and copper-gold zone, see “Description of Our Business – Development Projects – Lalor Project”.

777 North Expansion

On August 4, 2010 we announced plans to expand our 777 mine. The 777 North expansion involves driving a ramp from surface to the 440 meter level to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of our 777 mine. Total capital costs for the expansion are estimated at $20 million. Production is expected to begin in 2012 at a rate of 330 tonnes per day, producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.

Upon completion, the 777 North expansion will provide an additional egress from the mine and supply additional ore feed to the Flin Flon concentrator and zinc plant. It will also help to sustain employment in Flin Flon as the Trout Lake mine reaches the end of mine life and facilitate the development of an underground exploration platform to evaluate additional exploration opportunities near the 777 mine.

CEO Appointment

David Garofalo joined us as our President and Chief Executive Officer (“CEO”) on July 12, 2010, succeeding W. Warren Holmes, who had served as our Interim CEO since January 1, 2010 and our Executive Vice Chairman since November 12, 2009.

Mr. Garofalo was previously Senior Vice President, Finance and Chief Financial Officer at Agnico-Eagle Mines Limited, where he had been employed since 1998. Before that, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company between 1990 and 1998.

Reed Lake Joint Venture

On July 5, 2010 we entered into a joint venture agreement and four option agreements with VMS Ventures Inc. (“VMS Ventures”) respecting our copper-rich Reed Lake property and a series of adjacent mineral properties held by VMS Ventures in the Flin Flon Greenstone Belt.

Pursuant to the joint venture agreement, we have a 70% interest and VMS Ventures has a 30% interest in a joint venture respecting the Reed Lake property and the two claims immediately to the south. See “Description of Our Business – Joint Ventures – Reed Lake Joint Venture”.

Closure of Copper Smelter and Refinery

On June 11, 2010 we completed the closure of our copper smelter in Flin Flon, which had been in operation for over 80 years. Our White Pine copper refinery closed soon thereafter once the final anodes produced at the smelter were processed.

Re-Start of Chisel North Mine and Snow Lake Concentrator

On October 30, 2009 we announced the re-start of operations at our Chisel North mine and Snow Lake concentrator, which were placed on care and maintenance in the first quarter of 2009 due to depressed metals prices. In connection with the re-start of Chisel North, we entered into a hedge of approximately 50% of our anticipated zinc production from Chisel North at an average price of approximately US$1.01 per pound of zinc. This forward sale is intended to ensure that Chisel North remains economic at lower zinc prices while providing unfettered upside for the remaining 50% of production. Full production from the Chisel North mine was achieved in the second quarter of 2010 and, along with early zinc production from the ramp to the Lalor deposit, Chisel North is expected to provide a source of zinc feed to our Flin Flon zinc plant pending full production at Lalor.

Board and Executive Transition

Our previous board of directors resigned on March 23, 2009 following the resolution of a proxy contest initiated by a shareholder and on that date the current board of directors (as constituted at the time) was appointed. In connection with the board transition, Colin K. Benner resigned as Interim CEO and Peter R. Jones was appointed CEO. Mr. Benner had replaced Allen J. Palmiere, who resigned as CEO on March 9, 2009.

On November 12, 2009 we announced that Mr. Jones would be retiring, effective December 31, 2009, and our President and Chief Operating Officer, Michael D. Winship, was resigning from the Company. We also announced on that date that W. Warren Holmes had been appointed Executive Vice Chairman and, from January 1, 2010 to July 12, 2010, Mr. Holmes also served as Interim CEO.

Arrangement Agreement with Lundin Mining Corporation and Share Subscription

On November 21, 2008 we entered into an arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which we would have acquired all of the issued and outstanding common shares of Lundin. Also on November 21, 2008 we entered into a subscription agreement with Lundin whereby we agreed to acquire 96,997,492 common shares of Lundin at a price of $1.40 per share (the “Share

Subscription”), with aggregate gross proceeds to Lundin of $135.8 million. The Share Subscription was completed on December 11, 2008, and on its completion we held 19.9% of the issued and outstanding Lundin common shares.

On January 23, 2009 the Ontario Securities Commission (“OSC”) set aside a decision of the TSX granting conditional approval for the listing of the HudBay common shares to be issued as consideration pursuant to the Arrangement Agreement. The OSC determined in its decision that HudBay shareholder approval of the acquisition of Lundin was required as a condition to the listing of the additional common shares.

After the previous board concluded that we were not likely to receive the requisite shareholder approval, we entered into a termination agreement with Lundin (the “Termination Agreement”) on February 23, 2009, which provided for the termination of the Arrangement Agreement.

On May 26, 2009 we sold all of the Lundin shares we acquired in the Share Subscription for gross proceeds of approximately $236 million, representing a gain of approximately $100 million.

Acquisition of Skye Resources Inc.

On August 26, 2008, we acquired all of the issued and outstanding common shares of Skye Resources Inc. (“Skye”) on the basis of 0.61 of a HudBay common share plus $0.001 in cash for each Skye common share. In total, we issued approximately 31 million common shares at the completion of the transaction. We also exchanged Skye’s outstanding stock options and warrants for similar securities of HudBay at a corresponding exchange ratio. Skye, now our wholly-owned subsidiary, has since been renamed HMI Nickel Inc.

Skye’s primary asset is the Fenix project, a substantial nickel laterite deposit in eastern Guatemala. See “Description of Our Business – Development Properties – Fenix Project”.

Suspension of Balmat Operations

On August 22, 2008 we announced the suspension of operations at our Balmat zinc mine and concentrator until economic conditions warrant re-evaluation.

DESCRIPTION OF OUR BUSINESS

Principal Assets

We have the following principal assets:

1.	Operating Mines: three underground mines, including our 777 mine in Flin Flon, Manitoba, the Trout Lake mine near Flin Flon, and the Chisel North mine near Snow Lake, Manitoba;

2.	Processing Facilities: ore concentrators in Flin Flon and Snow Lake and a zinc pressure leach and electro-winning plant in Flin Flon;

3.	Development Projects: the Lalor project, a zinc, gold and copper deposit near our facilities in Snow Lake, Manitoba that is currently under construction, with full production expected by late 2014, the Constancia copper project in Peru, which we recently acquired through our acquisition of Norsemont, and the Fenix project, a substantial nickel laterite project in eastern Guatemala;

4.	Joint Ventures: a joint venture with Aquila, pursuant to which we hold a 51% interest in the Back Forty project, an advanced stage exploration project evaluating a zinc and gold-rich VMS deposit in Michigan’s Upper Peninsula, and a joint venture with VMS Ventures, pursuant to which we hold a 70% interest in the copper-rich Reed Lake deposit, near Snow Lake; and

5.	Exploration Properties: a land position of approximately 400,000 hectares in Manitoba and Saskatchewan, and other land holdings in Guatemala, Yukon, Chile and New York, all of which offer us the opportunity to develop and grow our business through our exploration program.

In addition to our principal assets, we have: a zinc oxide plant in Brampton, Ontario with an annual production capacity of approximately 45,000 tonnes of zinc oxide, which purchases approximately 25% of our annual zinc metal production, and the Balmat mine and concentrator in Balmat, New York, which were placed on care and maintenance in August 2008. We closed our copper smelter in Flin Flon and White Pine copper refinery in Michigan in 2010.

Our cash and cash equivalents as of December 31, 2010 were $901.6 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

Our Strategy

The key elements of our strategic plan are as follows: (i) optimize operations and grow our principal operating platform in northern Manitoba, including aggressively pursuing development of our Lalor project and continuing exploration in the Flin Flon Greenstone Belt; and (ii) grow beyond our Manitoba base, including through the development of the Constancia and Back Forty projects, and seeking acquisitions of VMS and porphyry deposits with exploration upside in mining friendly jurisdictions in the Americas.

The following map shows where our key assets and properties are located.

1.	Operating Mines

777 Mine, Trout Lake Mine and Chisel North Mine

The technical and scientific information included in the following description of the northern Manitoba mines, including the estimated measured and indicated mineral resource and the estimated inferred mineral resource and the estimated mineral reserve for our producing properties have been prepared under the supervision of Robert Carter, P.Eng., who is employed by HBMS as Superintendent, Mines Technical Services and who is a Qualified Person under NI 43-101.

Location

Other than the Chisel North mine, our northern Manitoba mines are within six kilometers of Flin Flon. The Chisel North mine is approximately 215 kilometers east of Flin Flon, near Snow Lake. Flin Flon has a population of approximately 6,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. Our arrangement with Manitoba Hydro represents the single largest supply contract for our operations.

The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6° C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

Geology

Our northern Manitoba mines are located within the Flin Flon Greenstone Belt in the Canadian Shield, one of the world’s largest exposed areas of Precambrian rocks. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain known as greenstone belts, which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon Greenstone Belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometers east-west and 75 kilometers north-south. The deposits are copper-zinc VMS type, rich in gold and silver, hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS ore bodies in the area have ranged in size from less than 100,000 tonnes to more than 60 million tonnes.

Exploration

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our material properties. Drilling is done by drilling contractors under the supervision of our geologists.

Core recovered is placed in wooden core boxes covered with lids and transported to surface where it is logged by our geologists. Core from exploration holes outside the operating parts of the mine are generally reboxed and saved after logging. Core from holes for the purposes of orebody definition that is not sampled is discarded after logging.

Diamond drilling for the purpose of exploration within all operating mines during 2010 totalled 25,500 meters to test for extensions to orebodies. A further 31,000 meters of diamond drilling was conducted in our operating mines to define parts of the orebodies to provide adequate definition for the purpose of ore extraction. This diamond drilling was separate from exploration diamond drilling that was done for the testing and discovery of new mineral deposits on the surface of our exploration lands.

Drilling/Sampling and Analysis

Core recovery from diamond drilling is generally excellent and the drill cores are considered a reliable sampling media. Core size is generally NQ or BQ.

Core recovered from diamond drilling within our operating mines was logged and mineralized sections were marked for sampling and assaying by our geologists. The marked sections are either whole core sampled, placed in plastic bags and tagged with unique sample numbers, or sawn in half by a diamond saw and one half of the core placed in plastic bags and tagged with unique sample numbers, while the second half is returned to the core box and stored.

Each bagged core sample is placed in a plastic pail with a sample listing and sealed prior to being transported to our assay laboratory in Flin Flon, Manitoba where it is dried, crushed and pulverized and a 250 gram sample is prepared for assaying.

From each 250 gram sample 0.25 grams is removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 to 30 grams is removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 50 core samples, one core sample has a second 250 gram split collected for external independent lab check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C.

Core samples obtained from exploration diamond drilling on the surface of our exploration lands are processed in a similar way but differs in that all core samples are sawn in half and one check assay sample is collected from within each group of 20 core samples.

History

Through HBMS, we have operated in the Flin Flon Greenstone Belt for more than 80 years. During this period, we have mined approximately 145 million tonnes of ore.

Under the ownership of Minorco, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted a company with declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 meters. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004. It was determined that the 777 ore body had the potential to extend operations to 2014 if a number of critical factors were first addressed. As a result, our northern Manitoba and Saskatchewan operations lowered their overall unit operating cost, improved safety performance and created a performance-oriented culture.

777 Mine

The 777 mine is an underground copper and zinc mine located immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon and straddles the Manitoba/Saskatchewan border. Development of the mine commenced in 1999 and commercial production began in 2004. It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine.

The 777 mine property is located on Saskatchewan Mineral Leases and Manitoba Order in Council (“OIC”) leases totalling approximately 4,400 hectares, including approximately 1,100 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. HBMS owns a 100% interest in these mineral leases. Annual lease rentals payable to the Manitoba government are $16,730 and $1,600 to the Saskatchewan government. There is an annual work expenditure requirement for the Saskatchewan property of $257,025. Individual leases have different expiry dates that range from 2011 to 2031. All mineral production from the 777 mine property is subject to a 6 2/3% net proceeds of production and $0.25 per ton royalty agreement payable to Consolidated Callinan Flin Flon Mines Limited. Surface rights are held under several leases and permits that also host the concentrator and metallurgical plants.

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is hosted by a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels and to the Callinan mine. The 777 shaft is a 6.7 meter diameter vertical shaft to a depth of 1,530 meters. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a man and material cage and counterweight and a single drum hoist operates a small man cage.

Mining is primarily by long-hole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate, and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

The anticipated mine life is until 2020.

The following table sets forth the production of the 777 mine for the years ended December 31, 2010, 2009 and 2008.

777 Mine Historical Statistics

	December 31
	Units	2010	2009	2008
Ore mined	000s tonnes	1,488.01	1,540.35	1,470.29
Zinc grade in ore	%	4.01	4.35	4.36
Copper grade in ore	%	2.89	2.49	2.61
Gold grade in ore	grams/tonne	2.09	2.12	2.13
Silver grade in ore	grams/tonne	25.89	26.39	24.82

777 North Expansion

The 777 North mine expansion was approved by our board of directors on August 4, 2010 and its development involves driving a ramp from surface to a depth of 440 meter to access mineral resources located in the north and east zones of the Callinan ore body. These zones are situated directly up plunge of the 777 ore body and are connected to underground workings of the 777 mine. Upon its completion, the 777 North mine expansion will provide an additional egress from the 777 mine and supply additional copper and zinc ore feed to the Flin Flon concentrator. It will also provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine.

The 777 North mine expansion is located entirely within the associated 777 mine property and is covered by 777’s Saskatchewan Mineral Leases and Manitoba OIC leases.

Development of the portal, which is located adjacent to the HBMS metallurgical plant area, began in August and the first underground blast occurred on October 12, 2010. The ramp had advanced a total of 265 meters as of December 31, 2010.

Production is expected to begin in 2012 at a rate of 330 tonnes per day.

Trout Lake Mine

The Trout Lake mine is an underground zinc and copper mine located approximately six kilometers northeast of Flin Flon.

The Trout Lake mine is located on Manitoba mineral leases that total approximately 2,240 hectares and expire April 1, 2013. Annual mineral lease payments total approximately $19,000. HBMS owns a 100% interest in these leases. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rental payments of $5,150.

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1982.

The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is eight meters. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 meters. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular two-compartment 4.9 meter diameter vertical shaft operating to a depth of 1,091 meters. The ramp extends to approximately 1,460 meters below surface at an inclination of 15% from the horizontal. A 762 meter long inclined conveyor delivers the ore from the underground crusher to the ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing.

The anticipated mine life is until the fourth quarter of 2011.

The following table sets forth the production of the Trout Lake mine for the years ended December 31, 2010, 2009 and 2008.

Trout Lake Mine Historical Statistics

	December 31
	Units	2010	2009	2008
Ore mined	000s tonnes	540.64	679.33	776.21
Zinc grade in ore	%	2.67	3.10	3.70
Copper grade in ore	%	2.35	1.96	1.93
Gold grade in ore	grams/tonne	1.30	1.30	1.38
Silver grade in ore	grams/tonne	12.03	15.72	19.21

Chisel North Mine

The Chisel North mine is an underground zinc mine located 15 kilometers west of the Snow Lake concentrator and about six kilometers south of the town of Snow Lake, Manitoba, which is approximately 215 kilometers from Flin Flon. The mine and concentrator were placed on care and maintenance in January 2009 due to depressed base metal prices related to the global economic downturn. The mine returned to full production in the second quarter of 2010.

The Chisel North mine is located on Manitoba OIC leases that total approximately 4,193 hectares with annual rental payments payable to the Manitoba government of $53,343. HBMS holds a 100% interest in these leases. Most of these mineral leases terminate in 2023. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases, surface leases and general permits with total annual rentals of $15,271.

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 meters in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June, 2000.

The deposit consists of metamorphosed massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The Chisel North mine mineral reserves only consisted of zinc ore until this year when copper and gold mineralization, located downplunge to the north and northwest of Lens 1, were estimated separate to the zinc mining areas. The mineral reserves are between 400 meter and 650 meter depths in four stacked zinc rich sulphide lenses.

The mine depth is to the 687 meter level. Mining is by room and pillar, post pillar cut and fill and blast hole stoping using trackless equipment with unconsolidated rock fill as backfill. Ore is truck hauled to surface for crushing. The zinc ore is trucked to the Snow Lake concentrator while the copper ore is trucked to the Flin Flon concentrator by independent trucking contractors.

HBMS commissioned a 2,000 US gpm water treatment plant in the spring of 2008 at Chisel Lake, approximately four kilometers from Chisel North mine. The treatment plant operates at 1,000 US gpm (peak 1,600 US gpm) to treat Chisel North mine discharge water and water from the Chisel Lake open pit. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake mine with a 110 kV overhead transmission line. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometer long overhead transmission line.

The following chart sets forth the production of the Chisel North mine for the years ended December 31, 2010, 2009 and 2008. A small amount of copper ore was mined in 2010 and 2009 and is not included in the table below. Production for 2010 is based on mining from March to the end of the year and production for 2009 was from January and February prior to the mine being placed on care and maintenance.

The anticipated mine life is until the second quarter of 2012.

Chisel North Mine Zinc Historical Statistics

	December 31
	Units	2010	2009	2008
Ore mined	000s tonnes	213.64	48.69	325.16
Zinc grade in ore	%	7.30	9.18	7.42

Mineral Reserves and Inferred Mineable Resources

In-Mine Mineral Reserves – January 1, 2011 (1)(2)(3)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine
Proven	4,516,000	2.27	29.38	2.87	4.44
Probable	8,307,000	1.79	27.31	1.78	4.24
777 North
Proven	81,000	1.61	26.52	0.68	4.89
Probable	449,000	1.44	21.48	1.09	3.31
Trout Lake Mine
Proven	409,000	2.06	9.66	2.10	3.53
Probable	36,000	1.17	1.01	2.18	1.43
Chisel North Mine - Zinc
Proven	164,000	—	—	—	8.77
Probable	56,000	—	—	—	10.60
Chisel North Mine - Copper
Proven	—	—	—	—	—
Probable	92,000	2.41	31.56	1.72	3.67
Total Proven	5,170,000
Total Probable	8,940,000
Total Mineral Reserve	14,110,000

Notes:

(1)	This table shows the estimated reserves at our producing properties in Manitoba. To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.
(2)	The zinc price used for mineral reserve estimation was US$1.00 per pound, the copper price was US$2.50 per pound, the gold price was US$900 per ounce and the silver price was US$15 per ounce using an exchange of 1.10 C$/US$.
(3)	The estimate as at January 1, 2011 was prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

In-Mine Inferred Mineral Resources – January 1, 2011(1)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine	1,326,000	1.91	34.40	1.25	5.21
777 North Mine	67,000	1.49	20.32	1.02	3.47
Trout Lake Mine	—	—	—	—	—
Chisel North Mine – Zinc	28,000	—	—	—	6.44
Chisel North Mine – Copper	—	—	—	—	—
Total Resources	1,421,000

Notes:

(1)	This table shows our estimated inferred mineral resources at our material mining properties in Manitoba. Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources. The inferred mineral resources contained in our mines have had dilution and recovery applied and were economically tested using the same full cost analysis and long term metal prices as those used for the estimation of the mineral reserves.

2.	Processing Facilities

Concentrators

Our primary ore concentrator is located in Flin Flon, Manitoba. The concentrator, which is directly adjacent to our metallurgical zinc plant, produces zinc and copper concentrates from ore mined at our 777 and Trout Lake mines. Its capacity is approximately 2.18 million tonnes of ore per year and in 2010, 2.25 million tonnes of ore were milled. The concentrator can handle ore from each mine separately, and blending is done at the grinding stage. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. In 2010 we completed a copper concentrate filtration plant and other facilities to allow for the shipping of the copper concentrate we produce. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator.

Our concentrator in Snow Lake, Manitoba was re-started in the first half of 2010 after being placed on care and maintenance in January 2009. The concentrator processes zinc ore from the Chisel North mine and produces zinc concentrate, which is shipped by truck for processing at the zinc plant in Flin Flon. The concentrator, which has crushing, grinding, flotation, thickening, filtering and drying capabilities, has a capacity of approximately 1.2 million tonnes of ore per year and could be refurbished to allow ore produced from Lalor to be milled at the concentrator. Tailings generated by the Snow Lake concentrator are deposited in our Anderson Lake tailings facility, which we believe mitigates environmental concerns, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage.

We also have a concentrator in Balmat, New York, which processed zinc ore produced from our Balmat mine. The Balmat mine and concentrator were placed on care and maintenance on August 22, 2008.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade zinc metal in three cast shapes from zinc concentrate. Our plant is one of three primary zinc producers in North America. We produced 110,283 tonnes of cast zinc in 2010. The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year, and an additional approximate 15% expansion is possible at comparatively low capital investment. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a modern electro-winning cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars. The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

Both domestic concentrate produced from our mines and concentrate purchased from third parties are processed at the zinc plant. Purchased concentrate accounted for 26% of zinc metal produced at our zinc plant in 2010. The zinc plant currently has excess capacity beyond our domestic concentrate production and we intend to utilize this capacity by purchasing concentrate and advancing our development projects, including Lalor, to production.

Zochem

Zochem is our zinc oxide production facility, and is located in Brampton, Ontario. Zochem has the capacity to off-take approximately 37,000 tonnes (or approximately 25% of our production) of our zinc metal per year, having the potential to buffer our production schedules and inventories against the impact of zinc market cyclicality. Zochem is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

The Zochem facility has a total capacity of approximately 45,000 tonnes per year of zinc oxide. In 2010, Zochem produced approximately 41,000 tonnes of zinc oxide.

Copper Smelter

Due in part to the anticipated costs of compliance with pending emissions reduction targets and increasingly competitive market conditions for copper smelting operations, we closed our copper smelter in Flin Flon in June, 2010.

White Pine Copper Refinery

White Pine, which is located in the western Upper Peninsula of Michigan, processed our copper anode from the copper smelter into refined copper cathode with the recovery of precious metals in a saleable slimes product. In connection with the closure of our copper smelter, we closed the White Pine refinery in the third quarter of 2010.

3.	Development Properties

Lalor Project

The technical and scientific information included in the following description of the Lalor project, including the estimated mineral reserves and mineral resources, and the estimated tonnes and grade of the gold zone and copper-gold zone, have been prepared under the supervision of Robert Carter, P.Eng., who is employed by HBMS as Superintendant, Mines Technical Services and who is a Qualified Person under NI 43-101. On November 20, 2009, we filed a NI 43-101 compliant technical report entitled “Technical Report, Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009, which is available at www.sedar.com.

Project Description and Location

Lalor is a zinc, copper and gold project currently under construction near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 210 km by road east of Flin Flon, Manitoba of which 197 km is paved highway. The project is three kilometers to the northwest of our Chisel North mine.

We own a 100% interest in the property through five claims and eight mineral leases that total approximately 916 hectares with annual rental payments payable to the Manitoba government of $1,742. Application has been submitted to convert the claims to a mineral lease which has an initial term of 21 years. The mineral leases terminate in April and September 2023. There is no royalties payable other than those potentially payable to the province. Surface rights are held under miscellaneous leases, surface leases and general permits with total annual rentals of $145.

An underground production ramp from HudBay’s Chisel North mine to the Lalor deposit began in December 2009. The ramp is expected to provide early production of zinc rich ore and access to the gold zones for additional underground exploration. A ventilation raise bore driven from surface provides fresh air for the ramp development. As of February 20, 2011 a total of 1,709 meters of ramp was excavated from a planned length of approximately 2,750 meters. On August 4, 2010, HudBay’s board of directors made a full commitment to the development of the Lalor project by authorizing the expenditures necessary to put the project into full production.

We undertook fast-track prefeasibility work on early 2010 and completed an updated prefeasibility study in February 2011.

Accessibility, Climate, Local Resources, and Infrastructure

The project infrastructure includes a four kilometer main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site and Lalor site. This road will also serve as the route for the electrical power lines, the fresh water supply line, and the mine discharge water line between Lalor and the Chisel North sites. Access to the site is off of paved provincial highway 392 which runs to Snow Lake and provides access to Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The project areas is approximately 300 meters above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 meters. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

The Chisel North concentrator and Anderson Lake tailings facilities are 18 kilometers from Lalor. See “Processing Facilities – Concentrators”.

HBMS operates a mine water pump station for the Chisel North mine at the north end of Chisel Lake approximately three kilometers from Lalor. In addition, HBMS commissioned a 2,000 US gpm water treatment plant in the spring of 2008 at Chisel Lake, approximately seven kilometers by road from Lalor.

Power for the site construction is currently being transmitted at 25 kV using a modern substation at the Chisel North Mine site via a four kilometer long overhead transmission line.

Process water required for the office, shop, hoist house and underground operation is estimated to be 45 to 50 m3/hr. The process water will be drawn through existing pump stations located at Chisel Lake and Ghost Lake which are currently supplying process water to Chisel North mine. Each pump station has a capacity of supplying 68 m3/hr.

Work on the project components of ventilation and shaft sinking and site construction is currently being done by specialized contractors with contracts in place. As of the end of 2010, 11 permanent employees were on staff and 88 construction contractors were on site. A 196 person temporary Lalor project construction camp was mobilized and installed in the Town of Snow Lake in the fall of 2010 to accommodate the project construction crew.

Personnel requirements for the mine will largely be drawn from the immediate area where there is a history of operating mines and commencement of operations at Lalor is expected to coincide with the shutdown of our Chisel North mine. We believe there are sufficient skilled operating, maintenance and technical personnel available to bring Lalor to its planned full production. Lalor mine in full operation will require approximately 300 employees and 72 employees for the Snow Lake concentrator.

History

Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features. This basin is also the host of the Lalor deposit.

A Crone Geophysics survey in 2003 indicated a highly conductive shallow-dipping anomaly at a vertical depth of 800 meters. In early 2007, drill hole DUB168 was drilled almost vertically to test the anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 meters, including 0.19% Cu and 17.26% Zn over 16.45 meters. Drilling at Lalor has been continuous since the discovery of mineralization on the property.

Regional Geology

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

Local and Property Geology

The Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 kilometers wide by 6 kilometers thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel Basin sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel Basin sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Lalor deposit is similar to other massive sulphide bodies in the Chisel Basin sequence (Chisel Lake, Ghost Lake and Chisel North), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

Mineralization

Lalor is interpreted as a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins. Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system.

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive. Footwall, and less commonly, hanging wall semiconformable alteration zones are produced by high temperature water-rock interactions.

The depositional environment for the mineralization at Lalor is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is flat lying, with zinc mineralization beginning at approximately 570 meters from surface and extending to a depth of approximately 1,160 meters. The mineralization trends about 310° to 320° azimuth and dips between 20° and 30° to the north. It has a lateral extent of about 920 meters in the north-south direction and 710 meters in the east-west direction.

Sulphide mineralization is pyrite and sphalerite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimeters and averaging two to three millimeters in size. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.

Notable gold and silver rich zones have also been intersected outside the current zinc rich base metal mineral resources on the property. The precious metal mineralization begins at approximately 720 meters from surface and extends to a depth of approximately 1,390 meters. The mineralization trends about 310° to 330° azimuth and dips between 20° to 25° to the north. The precious metal zones have lateral extents of 1,060 meters in the north-south direction and 460 meters in the east-west direction.

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alteration. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This association has been confirmed in thin section.

Six distinct stacked zinc rich mineralized zones and five stacked gold lenses or zones of low sulphide either in contact with or entirely separate to the zinc rich base metal resources were interpreted. The interpreted gold zones are generally co-paralleled and/or separate to the zinc rich base metal mineral resource zones. However, gold and potential gold zones locally merge, overlap and cut through zinc rich base metal resources.

The potential gold zones remain open down plunge to the north.

Exploration and Drilling

Exploration in the Lalor deposit area is conducted by HBED. A field office, including core logging and storage facilities, is situated at the HBMS Snow Lake concentrator site.

Time-domain borehole EM surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Recent exploration drilling at Lalor has focused on exploration of the recently discovered copper-gold zone, in-fill drilling at the potential gold zone and testing targets peripheral to the Lalor deposit.

As of December 31, 2010, 121 parent and 96 wedge holes, amounting to 248,265 meters of drilling, has been conducted on the property.

All diamond drilling was completed from surface retrieving whole core sizes of BQ and NQ. Wedge offsets and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface. Wedging and directional drilling were used at Lalor for acquiring metallurgical sample and delineation purposes. For delineation purposes, wedge offsets are oriented towards specific targets selected by the geologists along a path calculated by the directional drilling technicians. In metallurgical sampling wedge offsets are unoriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 to 20 meters of the parent hole intersection.

Core recovery at Lalor is near 100% on all holes and all the diamond drilling at Lalor was conducted by Major Drilling Inc.

Sampling, Analysis and Security of Samples

Bagged samples are delivered to our Flin Flon assay laboratory and after preparation the samples are delivered to Acme Analytical Laboratories in Vancouver for analysis. Base metals and silver assaying is completed by aqua regia digestion and read by a simultaneous ICP unit. Gold analysis conducted at our Flin Flon laboratory is completed by atomic absorption spectrometry and gold analysis conducted by Acme is completed on ICP after fire assay lead collection. Samples greater than 10 g/t are re-assayed using a gravimetric finish. Assaying integrity is monitored internally with a quality control program which includes the use of assay sample standards, blanks, duplicates and repeats. In addition, within each group of 20 core samples, one sample is check assayed at a different laboratory.

Security measures taken to ensure the validity and integrity of the samples collected are handled in a professional manner and consistent with industry standards for base metal deposits.

Mineral Resource and Conceptual Estimates

The mineral resource and conceptual estimates are effective as of a May 1, 2010 cut-off date for diamond drilling, which includes a total of 95 parent and 76 wedge offsets drilled from surface on the Lalor property. The zinc rich base metal estimate was completed using MineSight 5.00-03 block modeling software in UTM NAD83 coordinates (MineSight). The block model was constrained by interpreted 3D wireframes of the zinc rich base metal mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% Zinc

Equivalency formula (ZNEQ) over a two meter core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ.

The gold estimate was completed using MineSight in UTM NAD83 coordinates. The block model was constrained by interpreted 3D wireframes of the gold mineralized zones. A 1.0 g/t gold cut-off over a two meter core length was used to determine the zone outlines for continuity purposes to build the 3D wireframes. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using either Inverse Distance Squared Weighted or OK interpolation.

In order to avoid any disproportionate influence of random, anomalously high grade assays on the estimated average metal grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution and assess the need for grade capping.

The zinc rich mineral resources are classified on the basis of the model blocks to the nearest composite, minimum number of composites, and minimum number of drill holes that contribute to the interpolation at the 4% ZNEQ cut-off. The gold resources and conceptual estimates are classified on the basis of the model blocks to the nearest composite, continuity and variability of the gold mineralization at the 1.0 g/t cut-off. Potential gold and copper-gold estimates are conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource.

Summary of Zinc Rich Mineral Resource – May 1, 2010

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	13.3	1.6	24.9	0.66	8.87
Inferred	4.8	1.3	26.2	0.58	9.25

Summary of Gold Mineral Resource – May 1, 2010

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Inferred	5.4	4.7	30.6	0.47	0.46

Notes:

(1)	CIM definitions were followed for the mineral resources.
(2)	Zinc rich base metal mineral resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two meter true width.
(3)	Gold zone mineral resources are estimated at a 1.0 g/t gold cut-off and a minimum two meter true width.
(4)	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
(5)	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
(6)	Specific gravity measurements were taken on a large portion of the samples. Where actual measurements were not available stoichiometric values were calculated.

Summary of Potential Gold Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
5.1 – 6.1	4.3 – 5.1	23 – 27	0.2 – 0.4	0.2 – 0.4

Summary of Potential Copper-Gold Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
1.8 – 2.2	5.8 – 7.0	18 – 22	3.2 – 4.0	0.2 – 0.3

Mineral Reserves

The mineral reserves at Lalor are estimated from the indicated zinc-rich mineral resources as shown above and are inclusive of those mineral resources modified to produce the mineral reserves shown below. Mineral reserves are based on an updated prefeasibility study completed by HudBay in February 2011 that provides the basis for an economic project. The updated prefeasibility study includes: re-calculated mineral resource model incorporating the 2009/2010 winter diamond drilling program, detailed calculation of dilutions and recoveries per mining area, completion of trade off studies for mine backfill, mine ore haulage and milling options, paste backfill requirement, detailed capital and operating cost estimates for refurbishing the Snow Lake concentrator. The mineral reserve also accounts for relevant economic, marketing, legal, environment and socio-economic factors.

Lalor Probable Mineral Reserves – January 1, 2011(1)

Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
10.5	1.6	21.0	0.64	8.31

Notes:

(1)	The zinc price used for mineral reserve estimation was US$1.00 per pound, the copper price was US$2.50 per pound, the gold price was US$900 per ounce and the silver price was US$15 per ounce using an exchange of 1.10 C$/US$.

Metallurgical Testing

Lalor mineralization is typical of the polymetallic base metal ores in the Chisel Basin, containing gold, silver, copper, zinc and lead. The previous fast track prefeasibility study was completed using preliminary metallurgical information. During 2010, grind optimization, reagents selection, locked cycle testwork and locked cycle variability testwork were completed to support the metallurgical process selection, recoveries and concentrate grades. The mineralization is mostly coarse grained and exhibits a high degree of liberation at a relatively coarse grind. The high degree of mineralization has led to good concentrates grades and copper and zinc recoveries for the Lalor deposit.

Mining

Current mine planning is based on underground mining of the probable reserves from the two principal base metal zones: the zinc rich Zone 10 and the zinc rich with elevated copper and gold Zone 20. The planned production rate is 3,500 tonnes per day. The total expected mine life is 11 years, which includes a three year ramp up to full production.

Lalor reserves will be accessed from footwall access drifts off the main ramp. Mining is by post pillar cut and fill with a combination of paste and unconsolidated waste backfill. The underground ore handling system will be done by truck to an ore pass with rock breaker and grizzly dump, hoisted to surface via a 6.7 meter diameter shaft and trucked hauled to the Snow Lake mill for crushing and concentrating. The Lalor shaft is based on the 777 shaft design and is designed to a planned vertical depth of 995 meters.

The refurbished Snow Lake concentrator is planned to have two circuits, producing copper and zinc concentrates. Concentrates will be shipped to Flin Flon where the zinc concentrates are processed at our zinc plant and copper concentrates will be loaded onto rail cars and sent to third party smelters.

Based on current planning, the Snow Lake concentrator will include a tailings plant producing a dewatered filter cake for the paste backfill system.

Permitting and Environmental

General permit GP59093 was originally granted to HBED in 2007 for the construction of an exploration road to service the exploration drill activities. HBMS held a Quarry Lease (QL-1928) and this quarry provided a source of roadbed material for the exploration road.

We received an Advanced Exploration Permit approval in April 2010 from the Manitoba government which allows us to upgrade the existing exploration road, construct an exploration shaft and related facilities, develop an underground exploration platform, and extract up to a 10,000 tonne sample from the gold and copper-gold zones for metallurgical testing.

In 2010, additional permits were granted to HBMS to enable road construction and other site construction. Before the Lalor project can move into full mine production an Environmental Act Licence must be received. Mine site planning, engineering components and baseline environmental field studies are now complete to a stage which will enable us to proceed with an Environment Act licence application.

Recent Activities and Development Plans

Since the advanced exploration permit approval, construction at the Lalor site has started and is accelerating in support of the project activities. The access road to the site is complete, the main surface exhaust raise site has been cleared and construction on the 6.1 meter ventilation raise has been started. All power poles for the site have been installed and the line wiring is ongoing. Water lines for process water and discharge water are being placed and civil work on the pump stations is underway.

On the main site, construction is proceeding with the excavation of the polishing pond and water treatment plant. Temporary construction trailers have been brought in and are currently being installed. The construction camp located in the town of Snow Lake has been commissioned to accept a small number of contract employees and was fully commissioned in February 2011.

Procurement and tendering is ongoing. The main production hoist and man hoist have been ordered with the man hoist expected to be delivered in the first quarter of 2011.

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization. This includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

Tradeoff studies that we have undertaken indicate that the Lalor orebody is likely sufficient to support the construction of a new concentrator. We are continuing to evaluate options for the capacity and flowsheet of a new concentrator, and expect to be in a position to make a decision on whether to proceed with a new concentrator in mid-2011. The construction of a new concentrator is expected to result in a greater increase in our overall capital expenditure investment in Lalor than refurbishing the existing Snow Lake concentrator.

Constancia Project

The technical and scientific information contained in the following description of the Constancia project has been prepared under the supervision of Sean Spraggett, General Manager of Norsemont Peru S.A.C., and a Qualified Person under NI 43-101. Norsemont has filed a NI 43-101 technical report entitled “Norsemont Mining, Constancia Project, Technical Report, dated February 21, 2011, which is available at www.sedar.com.

Property Description and Location

Norsemont holds a 100% interest in the Constancia project in Peru. The Constancia property is located in the south-eastern Andes of Peru, in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cusco. The property is approximately 600 kilmeters southeast of Lima at elevations of 4000 to 4500 meters above sea level. Geographic coordinates at the centre of the property are longitude 71° 47’ west and latitude 14° 27’ south.

The Constancia property comprises 22,516 hectares in 36 mineral concessions. The original Constancia, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 by making cash payments totalling US$5 million, completing work expenditures of US$7.8 million and issuing 1,250,000 common shares to Rio Tinto. Pursuant to the option agreement, in March, 2008 the Company paid Rio Tinto US$8 million in order to acquire the remaining 19% interest in Constantia held by Rio Tinto. Norsemont acquired the remaining 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru (“Mitsui”) pursuant to an agreement whereby Mitsui transferred its 30% interest in the Constancia property to Norsemont with no further obligation to Mitsui or the underlying owners of the property, for a total consideration of US$9.8 million.

Upon commencement of commercial production, the Company is required to make a final one-time payment of US$500,000 to Rio Tinto and will pay a net smelter return royalty (NSR) of 0.5% to a maximum of US$10 million to the previous underlying owners. The property will also be subject to an escalating state royalty of between 1% and 3% of sales.

Along with the initial concessions obtained by Norsemont, 23 additional concessions were obtained in 2007 and 2008. All of the concessions have been titled and have also been recorded with the Public Registry. The Constancia concessions are currently in good standing. The annual payments for concession fees, US$3.00 per hectare, are due on June 30 each year.

Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area.

Norsemont received its approval for its Environmental Impact Assessment, the primary environmental permit for Constancia, on November 24, 2010. Numerous minor permits are also required before construction of the project commences; we expect these permits will be granted commencing in 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible from Lima by flying to either Arequipa or Cuzco and then proceeding by paved and gravel highway to the project site, which in each case takes approximately seven hours.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the project site.

Elevations on the property range from 4,000 to 4,700 meters above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture.

Electrical power ends at Uchucarcco, 20 kilometers from the project site and the nearest community is Espinar, which is 50 kilometers from the property. Water resources are readily available from a number of year round streams near the project site.

The nearby communities can provide unskilled labourers, but access to skilled mining talent must be obtained through training or enlisting personnel from outside the area.

The issue of land tenure is of increasing significance in Peru, particularly as the national cadastral system for agricultural land ownership is not always accurate. Peruvian law does not vest surface rights with mineral rights and Norsemont has been required to purchase the surface rights or otherwise reach an agreement with the surface rights owner for access to the property.

Since 2007, Norsemont has purchased approximately 4,100 hectares of land from private property owners for aggregate consideration of approximately $4.7 million. The acquired property enables planning alternatives for the locations of construction camps, plant and equipment, and waste and tailings facilities.

A portion of the surface rights for the Constancia project belong to the communities of Chilloroya and Uchucarcco. The communities have granted annual leases to Norsemont which allowed for surface access and we ultimately intend to negotiate for the purchase of the required properties. In addition to making cash rental payments to the communities, Norsemont provides educational assistance, medical and veterinary services as well as an irrigation system in each of the communities, amongst other projects. The cost associated with these activities is approximate US$20,000 monthly.

History

The Katanga mine was the main mine in the Constancia area, located approximately three kilometers northwest of Constancia and outside the current property boundary. Copper and gold were mined at Katanga from early last century to the early 1990s. Mitsui and MineraKatanga operated the mine at different times. For approximately five years in the 1980s, Mitsui extracted a total of approximately 350,000 open pit tons of copper oxides in skarn. The cut-off grade of this copper oxide was 3.5% copper. The property was later sold and operated for only a short time due to low metal prices. Artisanal miners currently occupy the Katanga mine. The deposit at Katanga consists of narrow skarn bodies developed in the contact between marbles and Monzonite stocks with copper, silver and gold mineralization in hypogenesulphides.

The San Jose Prospect (now part of the Constancia deposits as the San Jose zone) was explored by Mitsui during the 1980s as Mitsui focused on locating more high-grade ore to add to the nearby Katanga mine operation. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization, surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 meters) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 meters).

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometers, open in several directions, with some copper enrichment below a wide spread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners. Rio Tinto renamed the prospect “Constancia”.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 meters.

Geological Setting

The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas-Yauri Batholith, approximately three kilometers southeast of the old Katanga mine.

Surface geologic mapping by Norsemont from 2005 to 2010 has been aided by the new drill roads and platforms for the 430 drill sites constructed to date, including 81 holes drilled at Pampacancha, Ucchucarcco, Yanaccacca and Chiloroya South executed from August 2008 to September 2010. Interpretation of the results of the core drilling itself has been very useful to the interpretation of surficial geology.

Undifferentiated multiple phases of monzonite and monzonite porphyries characterize much of the surface map area of the prospect, as well as dominate the rock type observed in the majority of drilling to date.

As with most porphyry copper complexes, the structural activity at Constancia has played the most significant role in preparing and localizing the hydrothermal alteration and accompanying copper-molybdenum-silver-gold mineralization, including skarn formation.

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1)	Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2)	Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3)	Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4)	Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5)	Oxide copper mineralization (volumetrically small).

Molybdenite, plus gold and silver, occur within all the above deposit types.

Mineralization

The Constancia copper-molybdenum-silver deposit can be divided into two distinct mineralized zones – the Constancia zone and the San Jose zone to the west.

Within the boundaries of the projected 0.2% copper, oxidation and leaching are so intense within the monzonites that very few hypogenesulphides are recognized. Likewise, the skarns are intensely oxidized, but more copper oxides and occasional chalcopyrite are observed in the skarn outcrops. The depth of oxidation is variable in the Constancia zone – 30 meters to locally more than 150 meters within the monzonite. The depth of oxidation is in part controlled by the amount of stockwork quartz-sericite-sulphide filled fractures as well as the original concentrations of disseminated sulphides, but the amount of oxidation is also controlled by the amount of faulted and broken rock.

The secondary copper sulphides, including total secondary copper sulphide replacement of chalcopyrite and mixed secondary copper/primary chalcopyrite mineralization, occurs in four settings:

1)	remnants within the leached capping in monzonite;

2)	directly beneath the leached capping in monzonite (very high grades);

3)	directly beneath skarn mineralization along the south side of the South Fracture system in the Constancia zone; and

4)	within and beneath brecciated skarn/monzonite in the San Jose zone.

The secondary copper sulphides at Constancia have been identified as digenite/covellite as defined in preliminary studies by Rio Tinto, but more study is needed.

Exploration and Drilling

Exploration by Norsemont has been ongoing since 2005 and has included:

•	Geophysical surveying

•	Geologic mapping

•	Rock sampling

•	Drilling

•	Surveying

•	Camp construction

Throughout 2007 to 2010, 11,444 hectares were mapped in the Constancia project at several scales, including 1:1000, 1:2000 and 1:5000. Of this, 8,905 hectares were mapped on Norsemont mining concessions, which represents 39% of the total Norsemont mining rights in the area. Additionally, 2595 rock samples and 41 stream sediments samples were collected during this period.

Norsemont exploration activities have been mainly focused on delineating the known Constancia and San Jose zones for the definitive feasibility study prepared by Norsemont. However, surface exploration of adjacent areas has also been carried out specifically focusing on the two new copper-gold-molybdenum targets. The exploration methods have assisted in the discovery of the Pampacancha porphyry-related skarn and Chilloroya South porphyry.

At the Constancia zone, a combination of secondary copper mineralization and skarn mineralization has now been delineated in outcrops and drilling over a minimum extent of approximately 1.1 kilometers north-south and 900 meters east-west. At the San Jose, similar mineralization has been delineated over an approximate extent of 300 meters north south and east west.

Exploratory drilling carried out in Pampacancha during August-September 2008 defined a high grade skarn and porphyry exploration target with preliminary dimensions of 1,000 by 400 meters. Preliminary results indicate at least two zones of skarn mineralization. Drilling in Pampacancha continued during November to December 2009 and from June to September 2010 (currently under execution). The main focus during 2009 was to confirm the copper-bearing skarns identified in 2008, whereas during 2010 drilling was focused to delineate their lateral and depth extensions of the skarn bodies, as well as to test the potential for additional copper-bearing skarns at the “magnetic halo”, a geophysical feature that occurs to the west of the main body for a distance of 1 kilometer.

Mapping and surface sampling in the Chilloroya South prospect showed strong evidence of porphyry-related copper-gold-molybdenum mineralization that occurs at the southern sector in an area of about 2.5 x 2 kilometers. Five targets were identified in Chiloroya South from surface mapping, sampling and geophysical interpretation, which were drill-tested during June to August 2010.

Norsemont also drilled the Ucchucarco target, 3.2 kilometers northwest of the Constancia porphyry, near the Katanga mine, and the Yanaccaca target, 500 meters north of the San Jose pit. The drilling at both of these targets failed to result in the discovery of economic mineralization.

As of 22 September 2010, a total of 150,686 meters in 514 holes have been drilled at the Constancia project (including 7,484 meters drilled by Rio Tinto prior to 2005). Meterage is distributed in six drilling programs, namely: infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration, the latter referred to drilling in Pampacancha, Chiloroya South, Yanaccacca and Ucchucarco areas, where 79 holes were drilled totaling 23,602 meters . Diamond drilling (core recovery) constitutes 87% of the total meterage, whereas reverse circulation (chips recovery) only 13%. Contractors engaged by Norsemont to conduct drilling include GEOTEC, AK Drilling and Perforaciones del Peru.

The mineral resource estimate reported herein (dated to September 2009) is based upon 307 diamond drill holes totaling 106,414 meters in 293 holes drilled by Norsemont and 14 holes drilled by Rio Tinto.

Sampling, Analysis and Security of Samples

Rio Tinto collected a total of 3,413 drill core samples from the 24 holes drilled. At the early stages in the project some secondary sulphides, mainly distributed in fractures, were washed and left in the core boxes as fine particles. Sampling of the sludge in the core saw and of the fine residuum in the base of the core boxes returned higher values than the corresponding samples demonstrating potential for significant under-reporting of copper in Rio Tinto’s drill core samples due to poor sampling.

In 2005 Norsemont did not have a comprehensive QA/QC program in place for part of the drilling season. Chain of custody and sample preparation protocols were part of Norsemont’s 2005 program, but much more rigid standards were imposed in 2006. From 2006 to June 2008, the core samples, after photographing, logging, and splitting, were being shipped on a regular basis to ALS Chemex’s lab in Lima. From July 2008, the primary lab was changed to SGS in Lima.

In Lima the samples were logged into the SGS tracking system, weighed, dried and finely crushed to better than 70% passing a 2mm (Tyler 10 mesh) screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen. This method is appropriate for rock chip or drill core samples.

The geochemical procedure ICP 40B (Inductively Coupled Plasma) is currently used to report 35 elements. Copper above 1% Cu is fused and analyzed by atomic absorption and a sequential leach procedure was used to report the acid soluble copper, cyanide soluble copper and residual sulphide copper. The geochemical procedure FAA313 is used to analyze gold. Assaying integrity is monitored internally with a quality assurance/quality control program which includes the use of samples, blanks and duplicates. In addition, samples are frequently check assayed at a different laboratory.

Norsemont implements security measures to ensure the validity and integrity of the samples collected, including storing unshipped samples in a secure location at the Uchucarrco camp, with 24 hour armed guards present. Once shipped, chain of custody is maintained and recorded and the assaying lab is never informed about the identity of the control samples.

Mineral Resource and Mineral Reserve Estimates

Category	Mt	Grade
		Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	Cu (mlb)	Mo (mlb)	Ag (koz)	Au (koz)
Reserves
Proven	195	0.42	0.012	3.49	0.04	1,800	61	21,857	277
Probable	177	0.37	0.009	3.66	0.05	1,428	44	20,832	271
Total	372	0.39	0.0105	3.57	0.05	3,229	105	42,689	548
Resources (@0.2% CoG)
Measured	214	0.39	0.011	3.33	0.04	1,857	63	22,830	289
Indicated	265	0.29	0.008	3.04	0.04	1,674	55	25,870	332
M+I	479	0.33	0.0091	3.16	0.04	3,531	117	48,700	621
Inferred	21	0.26	0.007	3.69	0.04	120	4	2,485	30

The resource stated above is inclusive of reserve.

Based on this estimate, the reserves contain approximately 3.23 billion pounds of copper, 105.0 million pounds of molybdenum, 42.7 million ounces of silver and 548,000 ounces of gold at a 0.2% copper cutoff.

Composites assay data were capped between 0.050% Mo and 0.060% Mo for Molybdenum for three of nine estimation domains. Silver grade data from three of the domains was capped between 30 g/t Ag and 35 g/t Ag. No capping was applied to copper data.

The resource model for Constancia included drilling completed during 2004 by Rio Tinto and 2005 to 2007 by Norsemont Peru. Drill holes completed by Mitsui were not used in the resource estimate. The drilling consisted of 206 core holes mainly of HQ diameter, included 182 drilled by Norsemont and 24 drilled by Rio Tinto. The 2004 drilling was distributed randomly to test various targets and not completed on a grid. Most of the 2005-2007 drilling was completed on 100 x 100 meter spacing with some infill drill holes. All of the valid drill holes were used in defining the constraints for the resource but the final resource area did not include all of the drill holes. The data was loaded into a Gemcom database and the existing 2 meter assays were used as composites.

Statistical and variogram analyses were completed on the data. The statistical analysis produced reasonable results and these search ellipsoids were used for grade interpolation. The model was interpolated in two passes using an inverse distance squared method.

The database contains 46,598 core samples assayed for copper, molybdenum, silver and gold. 38,126 of the samples had a length of 2 meters. Of the remaining samples, 3,311 samples were greater than 2 meters in length and 5,161 samples were less than 2 meters in length. The samples less then 2 meters were from all the drill holes where the samples were terminated against contacts and the samples greater then 2 meters were mainly odd lengths from the ends of the drill holes.

Specific gravity samples were collected from drill core and sent to ALS Chemex for determination. The specific gravities used in the resource estimation are based on 1,114 specific gravity determinations completed by ALS Chemex.

Tables in Gemcom were created for assays, composites and lithology. These tables were used for sectional interpretations during resource modeling.

The existing 2 meter assay samples were used as composites and the old drill holes were composited to two meters, for those areas with other assay lengths. The composites were coded within the grade shell and the compositing produced 6,456 composites used for the interpolation of grade.

The model was domained using a 0.2% copper cut-off grade shell. The grade shell included the phyllicly-altered intrusives and skarn but excluded the leached zone at the top of the deposit. The grade shell was modelled in 2 parts: the Constancia zone and the San Jose zone. These domains formed the basis for the variogram and statistical analyses.

Variogram analyses were performed for copper, molybdenum and silver in the grade shell. Down hole variograms had moderate nuggets (<0.25). Correlograms were produced for copper, molybdenum and silver. The correlograms were modelled using one exponential model. The variogramsmodelled produced ellipsoids with reasonable ranges and a 2:1:0.75 ratio for copper. The variogram analyses produced good results and the modeled ellipsoids were used for grade model interpolation.

The block model was interpolated using an inverse distance squared methodology. Interpolation of grade into a block required a minimum of 3 composites and a maximum of 18. The model was interpolated in two passes. The second pass was at double the search distance to fill “zero” blocks not filled in the first pass.

Sample grades were capped to minimize the influence of high-grade samples during grade interpolation. The capping levels were included in the interpolation profiles. Grades were capped at approximately the 99.4 to 99.6 percentile for each metal. The capping levels are as follows: copper was capped at 4.5 Cu%, molybdenum at 0.20 Mo% and silver at 65 ppm Ag. The capping levels were picked off of log normal probability plots for copper, molybdenum and silver.

The Constancia Project has preliminary metallurgical testing results with positive results. Additional metallurgical testing may be required to characterize the mineralization and assist in planning the development of the property.

Mining Operations

Norsemont’s optimized feasibility study, completed in February 2011, contemplates an open pit mining operation producing up to 70,000 tonnes of ore per day over a 15.3 year mine life, using a standard milling and froth flotation plant. Norsemont has not yet entered into negotiations with potential purchasers of the copper and molybdenum concentrates contemplated to be produced at Constancia.

Norsemont’s feasibility study estimates capital development costs at $920 million and deferred and sustaining capital costs of $241 million. The project is expected to pay back the initial capital after three years of production.

Exploration and Development

Diamond drill exploration for the remainder of 2011 is expected to focus on the Pampacancha and Chilloroya prospects. A preliminary resource estimate is being compiled for the Pampacancha area and a preliminary economic assessment will be conducted with completion targeted for the third quarter of 2011. A regional exploration program is expected to begin late in the second quarter of 2011 with the aim of identifying further drill targets with geophysical surveys, geochemical sampling and geological mapping of the largely unexplored 22,500 hectare mineral concessions.

A series of geotechnical and condemnation drill holes are intended to be initiated in the second quarter of 2011 with the aim of moving towards detailed engineering of required infrastructure in preparation for construction. A detailed engineering review is also underway and long-lead items and critical path project requirements are being addressed with the intention of being in a position to make a construction decision by the end of 2011.

Fenix Project

The technical and scientific information included in the following description of the Fenix project, including the estimated mineral reserves and mineral resources, has been prepared under the supervision of Cashel Meagher, P.Geo., our Vice President, Exploration. Mr. Meagher is a Qualified Person under NI 43-101. On March 31, 2010, we filed a NI 43-101 compliant technical report entitled “Technical Report on an update to the Fenix Project, Izabal, Guatemala, which is available at www.sedar.com.

The Fenix project is a development stage ferro-nickel project in eastern Guatemala, which we own through a 98.2% ownership interest in CGN.

The Fenix project is capable of being developed into a multi-decade mine with annual production of approximately 50 million pounds of nickel. However, the project is subject to significant social and political risks. In addition to the risks described under “Risk Factors – Political and Social Risk”, the Fenix project must deal with: the presence of illegal occupants on CGN’s property; the possibility of further violence by individuals who are opposed to CGN’s development of the project; ongoing challenges against CGN’s mineral title, regulatory permits and other property rights; the potential reputational and other impact of recent lawsuits brought against us, which we believe to be without merit; and the possibility of policy changes or other adverse action by the Guatemalan government such as a refusal to grant us ancillary permits necessary to operate the project as intended. While we are committed to cooperating with interested stakeholders, each of these factors increases the business risk involved and may ultimately impact the value we are able to realize from the project. As a result, we intend to mitigate our business risk by seeking financing alternatives for the project, which could involve limited recourse project financing or a joint venture or other strategic transaction where we dispose of all or a part of our interest in the project.

Project Description and Location

The Fenix Project consists of two areas located near the northwest and southeast shores of Lake Izabal in the Department of Izabal in eastern Guatemala. The project is approximately 170 kilometers northeast of Guatemala City, and 90 kilometers from the Caribbean coast. The larger of the two areas, which is covered by Extracción Minera Fénix, an exploitation licence (formerly part of a slightly larger exploration licence area called ‘Niquegua Norte’), is 6 kilometers west of the town of El Estor and contains the project’s principal nickel laterite deposits.

In April 2006, the Ministry of Energy & Mines of Guatemala issued an exploitation licence called the “Extracción Minera Fénix, Exploitation Licence” (the “Fenix Exploitation Licence”) to CGN, a subsidiary of Skye Resources Inc. (“Skye”) which converted substantially all of the Niquegua Norte exploration licence into a 25-year exploitation licence renewable for a further 25 years, covering an area of 248 square kilometers. The exploitation license allows mining of nickel, cobalt, iron, chromium and magnesium.

A royalty of 1% of gross revenues is payable, with 0.5% to the Guatemalan federal government and 0.5% to the local government.

CGN is a Guatemalan company, the shares of which are 98.2% owned by HMI Nickel Inc., a subsidiary of HudBay, and 1.8% by the Guatemalan Government. Skye was acquired by HudBay in 2008 and has since been renamed HMI Nickel Inc. Skye acquired CGN (previously known as “Exmibal”) from Inco in 2004 and as part of the sales agreement, Inco (now Vale) is to be paid a net smelter return royalty based on 70% of ferro-nickel production. The NSR calculated on 70% of net revenues is 2% before payback when the LME nickel price is below $4.00, 6% after payback when the LME nickel price is above $4.00, or 8% after payback when the LME nickel price is above $6.00. Inco also will be paid a royalty based on a proportion of production and a sales agency fee of 2.75% of the net invoice value for ferro-nickel products sold.

To maintain the Fénix Exploitation Licence and Niquegua Montúfar II exploration licence, CGN must pay annual surface taxes and carry out a work program on the licence areas. The surface rights to the site of the process plant, to most of Fenix project areas 210-217 inclusive, including the pit and the plant site, and to Manto 4 Area 251, all of which are located within the Fenix Exploitation Licence area, are owned by CGN or its affiliates. Surface rights and houses in a disused company housing site on the west side of El Estor are also owned by CGN or its affiliates.

All major permits are in-place for the construction and operation of the project as proposed in the 2006 feasibility study prepared for Skye (the “2006 Feasibility Study”). During the significant deterioration in metal prices in late 2008, HudBay slowed construction and focused on upgrading essential infrastructure including roads, developing its power strategy, and advancing community health and educational initiatives.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is accessible by road from Puerto Barrios on the Gulf of Honduras. It is paved from Puerto Barrios to El Estor (140 kilometers) and gravel surfaced on the remaining route from El Estor to the mine site (3 kilometers). An airfield maintained by CGN, which is suitable for small aircraft, is located at Las Dantas about one kilometer east of the process plant. During the exploration and production stages of the Exmibal project, access to the El Estor area was supported by ferry across Lake Izabal from Mariscos. The Fenix project site is also accessible by boat from the Gulf of Honduras via the Rio Dulce river and Lake Izabal. The Montúfar II Exploration Licence area is accessible by paved Highway CA-9 from Puerto Barrios and is crossed by the paved access road to Mariscos from Highway CA-9.

The climate of the region is a typical wet tropical environment with approximately 2.5 meters of annual rain falling regionally mostly between the months of May and October. A weather station established at the CGN plant site recorded a total rainfall 1.27 meters for 2009. The proposed project will operate year round with minor operational interruptions during periods of major rainfall.

For the current plant site and mining project, including mining areas 212, 213, 215, 216, and 217, all the necessary surface rights are retained.

The Guatemalan electrical grid is currently not mature enough to sustain the required energy for the proposed peak capacity of a 134 megawatt ferro-nickel plant and a nominal capacity requirement of 123 megawatts. The selected power plant configuration is capable of producing 140 megawatts and consists of two 50% capacity circulating fluid bed (CFB) boilers and steam turbine generators and refurbishment of the existing 62 megawatt heavy fuel oil boiler (HFO). The HFO boiler will provide full boiler backup should one of the CFB’s be out of service for maintenance. Water is available on site from the lake and wells and all necessary treatment and monitoring of discharge water will occur and comply with necessary legislation.

The mine site and plant site personnel will be sourced from the local community with more technical requirements being sourced from the region. Guatemala is not known for large mining projects, however, there does exist capacity in construction which is amenable to the skills required for laterite mining. A system of integration and training for these personnel is being formulated to facilitate with the integration.

The most important deposits are largely confined to northeast or southeast trending terraces and spurs on the south flanks of these hills at elevations between 330 and 800 meters. The total relief is 1,000 meters. The highest topographic points, the site lying in area 215 north of the Lake and area 223 to the south, are each sites of telephone communication towers with dirt access roads reaching them from the south. A surficial cover layer containing a significant amount of non-ultramafic derived material has sufficient phosphorus to support normal vegetation. As a result, undeveloped areas of laterite outside of areas 212 and 213 are largely covered by forest. Exceptions are the 218, 219 and 251 areas in Fenix and the Cristina area at Montúfar which have been partially cleared for subsistence farming. Semi-open pine forests in the Montúfar licence and in a limited southwest part of area 217 are restricted to the mid to lower south slopes and are probably, at least in part, the result of lower rainfall on the leeward slope rather than sterile laterite soil.

History Year	Nickel Laterite Exploration and Evaluation
1955	Nickel was first recognized in samples from the farm of J. M. Montúfar south of Lake Izabal.

1957-60	Preliminary exploration of the Lake Izabal Montúfar area was carried out by Hanna Mining Company.

1960	Formation of Exmibal (originally 80% Inco 20% Hanna and subsequently shareholders have changed). Exmibal’s name was changed to ‘CGN’ in January 2005.

1961-70	Exmibal carried out reconnaissance exploration through to advanced project development on numerous prospects. The prospects were sampled with manual and power drills, and test pits.

1965	Exmibal was granted a 40-year mining concession and exploration entered a “development” stage.

1973	In agreement with the Guatemalan government, Exmibal started to build and operate a mine and smelter on the Fenix property.

1977-80

Exmibal mined about 1.08 million dry metric tonnes of saprolite from Area 212 (La Gloria) and produced approximately 32.9 million pounds of nickel as nickel matte.

The plant was shut down in 1980 as part of a worldwide cut-back in production by Inco in response to low nickel prices and high petroleum prices during a global recession. Since shut down, the plant has been kept on care and maintenance.

1980-2005	No further exploration or mining activity took place prior to April, 2005.

1993	Inco, Sumitomo Metal Mining Co. Ltd. and Tokyo Nickel Company Ltd. completed a feasibility study on restarting operations. Inco estimated a resource using their Laterite Estimation System (LES) 2.2 proprietary 2-D software. This estimation showed 14,297,000 dmt of “mineable” resource at a grade of 1.91% nickel in their “20-year reserve”.

1998	Inco completed a further in house re-evaluation using their LES.

2004

On 15 December, 2004, Skye conditionally acquired Inco’s 70% share of Exmibal.

AMEC examined the Inco saprolite resource estimates for their 20-year reserve in the La Gloria area of the Fenix Exploitation Licence and reclassified them in terms consistent with the requirements of NI 43-101. Golightly Geoscience re-classified the remaining saprolite and limonite resource estimates in terms consistent with the requirements of NI 43-101.

2006	A 25 year exploitation license (renewable for an additional 25 years) was granted.

2005-2007	CGN drilled 62,981 meters in 2,479 diamond drill holes to produce a mining reserve consistent with NI 43-101 and published a feasibility study.

2008

A further 2,174 meters were drilled until exploration activities were delayed in February in the early stages of the global financial crisis.

In August, 2008, HudBay completed its acquisition of Skye Resources.

History Year	Nickel Laterite Exploration and Evaluation
2010

On March 31, 2010 a Technical Report was prepared by Golder and filed by HudBay relegating the historic reserve to a new calculated resource number. The principal aim of the report was to re-assess the resource in areas 215, 216 and 217 with the diamond drilling available.

Under HudBay ownership CGN completed a diamond drill project in May of 2010 of 244 holes and 7,648 meters in areas 212 and 213. This drilling provided for the recalculation of the resource in these two areas.

A feasibility study was completed at the end of 2010 incorporating new design parameters and strategies for mine sequencing, power and logistics with Hatch and Golder being the principal technical consultants.

Geological Setting and Mineralization

The nickel deposits are lateritic weathering profiles that have formed on peridotites thrust into place during the early Tertiary. The most important deposits are located in the area subject to the Fenix Exploitation License largely on northeast or southeast trending terraces and spurs on the south flanks of the Sierra de Santa Cruz at elevations between 370 and 800 meters. Total topographic relief in the area is 1,000 meters. Additional important deposits are found on lower terraces and spurs on Sierra de las Minas in the Montufar licence at elevations of 300 - 450 meters elevation.

The nickel deposits of the Lake Izabal region are typical examples of nickel laterite deposits formed in seasonally wet tropical climate on partially serpentinized peridotites. The nickel in such deposits derives ultimately from the igneous olivine (0.3% Ni in olivine) and the serpentine that replaces it.

The deposits comprise a saprolite zone of partially decomposed peridotite corestones overlain by a zone of in situ limonite. With progressive weathering, nickel is leached out of the limonite zone and transition zone and enriched in altered bedrock serpentine in the underlying saprolite. Typically nickel is present in solid-solution in serpentine, in goethite and in manganese-cobalt-oxides. The nickel grade of the saprolite depends upon the topographic setting and the amount of rock that was decomposed to form the laterite profile and on the grade of nickel in the parent rock. The latter depends upon the olivine content of the parent rock. This makes a significant variation of the nickel grade of the saprolite zone. Al2O3 in the laterite derives largely from pyroxene, which has very low nickel (approximately 0.01%).

Exploration and Drilling

The major exploration efforts on the Exmibal property were conducted by Inco prior to Skye’s involvement. Inco’s exploration activities consisted mainly of geological mapping, drilling and pitting on various prospects. The predominant type of drilling utilised was power auger drilling which is known to have difficulty cutting through the core stones in the saprolite layer, and they also have a tendency to only partially recover samples with some cuttings of a preceding sample contaminating the sample by falling down the hole. The other methodology for testing the sequence was by the digging of 1 to 1.5 meter square pits and most of the pits were backfilled after sampling. The historic pre-2005 database contains 3,530 drill holes at a total length of 58,058 meters for the Fenix project on the north side of Lake Izabal.

From 2005 to 2008, CGN, under the direction of Skye, conducted an in-filling and twin diamond drilling campaign in areas 212, 213 215, 216, 217, 251 and 221 with the aim of confirming the continuity of the saprolite. A total of 2,620 drill holes for a total length of 65,034 meters were drilled with the aim to delineate at a 50 meter spacing. This drilling combined with the previous Exmibal auger drilling provided the geochemical sample database from which the resource calculation used in the 2006 Feasibility Study was based.

In 2010 CGN conducted a diamond drill campaign under the direction of HudBay with the aim to confirm the continuity and better delineate the depth of saprolite by utilising diamond drilling. The resulting drill spacing was 35-40 meters in areas 212 and 213 with a total of 244 holes and 7,648 meters of drilling. This drilling was used to update the resource for the feasibility study that was updated in 2011.

There exists a notable bias in diamond drilling versus auger drilling results. The thesis is that the auger drilling does not penetrate the profile in the presence of core stones and some sample bias exists with cross contamination of sampling. The resulting observation is that the auger drilling can tend to underestimate saprolite profile thickness and grade. The coverage of diamond drilling is currently not enough to replace all the auger drilling therefore some of the auger drilling is utilised and thought to be a conservative approach in the absence of diamond drilling.

Density was measured during the diamond drill campaigns conducted from 2005. The methodology employed utilised the water displacement method and was subsequently calculated on a dry basis after moisture content was measured. For the purpose of resource calculation a combination of source data was utilised to determine dry bulk in situ density including historical sample pit information, mine reconciliation data and diamond drill core. From this source data a regression formula was calculated utilising iron content. This methodology best estimates the in situ dry bulk density for the purposes of resource calculation.

CGN will be carrying out an exploration program during 2011 to delineate and evaluate nickel laterite deposits in close proximity to the proposed Fenix project for potential mine schedule optimisation.

Sampling, Analysis and Security of Samples

There is no detailed written record of the routine sampling, sample preparation or analyses methodology for the pre-2005 Exmibal exploration sampling programs. A review of known methodology employed by Inco during this time outlines a process that conforms to industry standard quality control and assurance programs for assaying and sample preparation. However the auger bias as discussed above introduces what is considered a conservative risk to the auger assay results.

Post-2005 exploration conducted by CGN for the diamond drill campaigns were conducted under a formal quality assurance and quality control program. The program adheres to industry standards for sample collection, processing and analyzing. Individual sample batches were monitored via the insertion of blanks, standards and duplicate samples. Routine assays were conducted by lithium metaborate fusion and XRF with external checks performed by peroxide fusion ICP-AE. All sample preparation and assaying were performed by third party certified laboratories. There is no evidence or known occurrence of samples that were subject to tampering.

In order to report the mineral resource estimate, the potential for economic extraction of the mineralization was defined as follows:

•

Only the saprolite (including transition) portion of the mineralization with a suitable chemistry was included in the updated mineral resource (internal limonite dilution has already been incorporated in the geological model). Suitability of the chemistry was tested on large areas based on the assumption that small individual blocks with extreme chemistry could be successfully blended by operating different parts of the deposits simultaneously and by an expansion of the existing stacking-reclaiming facility.

•

After compiling grade-tonnage curves, a cut-off grade of 1.6% Ni in areas 212, 213z1, 213z2, 217z1 and 251 and 1.5% Ni in areas 215, 215inf, 216, 217z2 and 217z3 was deemed to constitute the optimum compromise between resource utilization and minimum acceptable economic return on investment.

•

A minimum of two consecutive vertical blocks above cut-off (2 meters) was applied as an additional constraint in order to remove thin and isolated layers. A maximum of 2 meters of vertical internal waste within the “ore layer” was also applied based on the assumption than any larger waste inclusion could be selectively mined out and disposed without entering the plant feed stream.

•

On the measured and indicated mineral resource estimates, a Lerch- Grossman algorithm was applied in order to eliminate the blocks which would necessitate an unrealistic amount of incremental stripping or mine development to be successfully extracted. The constraints applied through the Lerch-Grossman and minimum ore thickness criteria result in a very small portion of the blocks above cut-off to be excluded from the mineral resource estimate. In the opinion of Golder, approximately 97% of the mineralization grading above cut-off presents potential for economic extraction.

Mineral Resource Estimates for Areas 212, 213, 215, 216, 217 and 251 of December 31, 2010

Classification	Area	% Ni cut-off	000’ Dry Tonnes	% Ni
	212	1.6	5,425	2.09
Measured	213z1	1.6	751	2.16
	217z1 East	1.6	2,218	2.09
	Total		8,394	2.10
	213z2	1.6	1.68	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75

Indicated	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87

Measured + Indicated	Total		36,848	1.92
	217z3	1.5	3,900	1.8
Inferred	217z3	1.5	3,900	1.8
	Total		9,700	1.8

The 2010 “Other Areas Estimate” are excluded from the revised estimate presented in the above table but are presented separately in the following table. The restatement of the mineral resource estimates for these other areas is necessary in order to avoid duplication since some of these zones, i.e. 216 area and part of 217 area have been covered by recent core drilling and are now included in the areas considered for the update of the Feasibility Study.

Historical Mineral Resource Estimates for the Other Areas

Classification	000’ Tonnes	% Ni
Measured	8,713	1.79

Indicated	26,074	1.82

Measured+Indicated	34,787	1.81

Inferred	26,118	1.75

Prior mineral resource estimates include estimates for the Limonite portion of the profile which was deemed by Skye Resources to be amenable to a pressure acid leaching type of mineral processing. HudBay has conducted further investigations without being able to confirm the economic potential of this processing alternative. As a result, no limonite mineral resource estimates are being reported as of March 31 2010.

Mineral Reserve Estimate

The 2010 feasibility study utilising the above resource was commissioned by HudBay and was completed near the end of 2010. The reserve has been appropriately modified to account for dilution, contamination, ore losses, metallurgical process recovery, and economic evaluation by means of resource optimisation and the scheduling of phased pits in order to meet processing requirements and blending constraints. The reserve also accounts for relevant economic, marketing, legal, environment, socio-economic and government factors.

The resulting reserve statement supported by the 2010 feasibility study is reported as follows:

Mineral Reserve	Tonnes (millions)	% Ni	Contained Ni (Tonnes)
Proven	7.8	2.03	159,000

Probable	28.4	1.81	513,000

Proven and Probable	36.2	1.86	672,000

As described above, mining dilution, grade cut-offs and minimum thicknesses were pre calculated into the resource estimate. A mining recovery of 95% was incorporated with the average of 4% external dilution principally included from ballast. The reserve methodology utilised the resultant pit shells from Whittle optimisation and considered only nickel being the sole generator of revenue. A price of US$7.25 per pound of nickel was used and process and mining cost criteria was provided for by Hatch and Golder respectively. The resulting strip ratio for the life of mine is 1.73:1 waste to ore tonnes.

Mining Operations

Mining is proposed to be conducted by a fleet of 5.5 m3 excavators, bulldozers and 36 tonne (40 ton) rigid rear-dump haul trucks. This fleet provides the selectivity necessary to separate the saprolite ore from the limonite overlying the saprolite. This fleet also is mobile enough to be flexible in the mining locations and bench configurations that minimise waste dilution of the saprolite ore. Ore will be transported to the plant, or stockpile in the case of Area 251, for plant feed. The inpit waste dumps and the ore stockpiles will be maintained and re-claimed by tracked dozers, wheel loaders and compactors.

The Fenix project will utilise a rotary kiln electric furnace pyrometalurgical flowsheet (RKEF) to produce a ferro-nickel product and is comprised of the following processes which, over the life of the project, have a nickel recovery of about 90%:

•	Partial drying, which removes a substantial portion of the free moisture content of the ore.

•	Calcining-reduction, which removes the remaining free moisture and crystalline water, heats the ore and reduces a substantial portion of the nickel oxides and a controlled amount of the iron oxides.

•

Electric furnace smelting, in which the required reduction of oxides is completed and molten ferro-nickel is separated from the unwanted gangue materials which are discarded as a ferromagnesium silicate slag.

•	Refining, which removes undesirable minor elements from the ferro-nickel to meet product specifications.

The plant and mine are designed to produce an average of approximately 22,400 tonnes of nickel as ferro-nickel per year over a mine life of 27 years. The ferro-nickel product will contain about 35% nickel and can be directly sold to stainless steel producers.

4.	Joint Ventures

Part of our strategy is to leverage our exploration expertise through strategic partnerships with junior resource companies. In 2009 and 2010, we entered into agreements with Aquila, VMS Ventures and Halo Resources Ltd. (“Halo”) which allow us to earn majority interests in promising exploration properties.

Back Forty Joint Venture

Pursuant to a subscription, option and joint venture agreement with Aquila, we have obtained a 51% joint venture interest in the Back Forty project, an advanced stage exploration project evaluating a zinc and gold rich VMS deposit in Michigan’s Upper Peninsula. We can increase our joint venture interest to 65% by completing a feasibility study and making mine permitting applications. Our interest can be further increased to 75% if the Back

Forty project is put into production and Aquila elects to have us fund their share of development costs, which would be repaid out of project cash flows.

On October 15, 2010 we announced an updated NI 43-101 mineral resource estimate for the Back Forty project. The updated resource includes 17.9 million tonnes of measured and indicated mineral resources with nearly one million ounces of contained gold and 3.4 million tonnes of inferred mineral resources.

October 15, 2010 Resource Table*

Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Open Pit
Measured	14.1	1.59	16.97	0.15	2.54
Indicated	2.1	1.53	32.80	0.41	1.17
Measured and Indicated	16.2	1.58	19.00	0.18	2.36
Inferred	1.4	1.4	32.89	0.62	1.00
Underground
Measured	0.8	1.67	25.83	0.24	3.45
Indicated	0.9	1.28	24.72	0.34	3.13
Measured and Indicated	1.7	1.46	25.23	0.29	3.13
Inferred	2.0	1.22	18.34	0.32	2.64
Combined Open Pit and Underground
Measured and Indicated	17.9	1.57	19.60	0.19	2.44
Inferred	3.4	1.31	25.17	0.46	1.87

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on metal price assumptions of US$0.85 per pound zinc, US$2.05 per pound copper, US$0.59 per pound lead, US$866 per troy ounce gold and US$13.95 per troy ounce silver. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit.

†	Cut off grades were determined for each of the metallurgical domains based on NSR values. Average cut-off grade for the open pit resource contained within an optimized pit shell was US$20.

‡	Cut off grades were determined for each of the metallurgical domains based on NSR values. Average cut-off grade for the underground resources outside of the optimized pit shell was US$62.

The Back Forty deposit remains open at depth and along strike to the southwest. We are continuing to explore possible extensions to the underground resource and to test geophysical anomalies near the deposit. In 2011 we plan to work towards a permit application and conduct exploration outside of the known resource area.

Reed Lake Joint Venture

On July 5, 2010 we entered into a joint venture agreement with VMS Ventures respecting the Reed Lake deposit, a copper-rich exploration property near Snow Lake, Manitoba. We have a 70% interest in the Reed Lake joint venture and VMS has a 30% interest. We have agreed to provide full financing for VMS Ventures’ proportionate share of the costs to develop the property, which will be repayable solely from VMS Ventures’ share of cash flow generated by the project.

In late 2010 and early 2011, we completed in-fill drilling in contemplation of preparing a NI 43-101 compliant mineral resource estimate, which is expected by March 31, 2011. We are continuing to conduct step-out drilling down plunge to test the extension of the mineralization beyond the known deposit, and we expect to make a production decision on Reed Lake shortly after completion of our evaluation of the project.

We are also a party to four option agreements with VMS Ventures which allows us to earn a 70% interest in four properties adjacent to the Reed Lake property by meeting certain work expenditure obligations and making cash payments to VMS Ventures. We intend to commence exploration on these properties in the first half of 2011.

Halo Option Agreement

Our option agreement with Halo allows us to earn up to a 67.5% joint venture interest in Halo’s Cold and Lost properties in the Sherridon VMS District in Manitoba, located approximately 115 kilometers by road from our facilities in Flin Flon. We can acquire a 51% interest by making aggregate cash payments to Halo of $800,000 and completing work expenditures of $1.35 million, in each case by December 2011. We can increase our interest to 60% by funding and completing a feasibility study within the next four years and paying $2 million in cash to Halo, and we may further increase our interest to 67.5% by paying Halo an additional $2.5 million prior to commencement of commercial production. We are currently completing an updated NI 43-101 mineral resource estimate for the Lost property.

5.	Exploration Properties

Our exploration properties are the key to our strategy of pursuing organic growth. Over the past 80 years, we and our predecessors have brought into production 26 ore bodies on our lands. Our exploration efforts were most recently recognized when we won the Prospectors’ and Developers’ Association of Canada’s Bill Dennis Award in 2009 for our discovery of the Lalor deposit. For 2011, our board of directors has approved total exploration expenditures of $59 million.

We hold a land position of approximately 400,000 hectares in Manitoba and Saskatchewan, primarily in the highly prolific Flin Flon Greenstone Belt. Since much of this property is within 100 kilometers of our two ore concentrators in the region, and given that we have available capacity at our processing facilities, we are in a good position to economically exploit mineral deposits that a mining company without such proximate facilities may not be able to develop profitably due to higher costs of transportation and treatment charges. In addition, we believe the exploration methodologies we have developed are suitable for other greenstone belts and other types of mineralization.

The Constancia project includes a significant amount of land that has not yet been the subject of significant exploration. Our board of directors has approved an exploration budget of $9 million for 2011, which we intend to use for exploration on the Pampacancha and Chiloroya targets as well as to evaluate other exploration opportunities on the project property.

We also have a considerable land position in the Lake Izabal region of eastern Guatemala, which contains our Fenix laterite nickel project. The exploitation licence known as “Extraccion Minera Fenix” covers 24,800 hectares. The exploration license known as Niquegua Montufar II is located on the south side of Lake Izabal and covers 3,230 hectares of prospective nickel laterite terrain.

We also hold exploration properties in the Yukon, including our Tom and Jason properties, Chile and New York State. Our Tom and Jason properties in the Yukon include an indicated mineral resource of 6.4 million tonnes of 6.33% zinc, 5.05% lead, and 56.55 g/t silver and an inferred resource of 24.6 million tonnes of 6.71% zinc, 3.48% lead and 33.85 g/t silver. In 2011 we plan to conduct exploration on these properties with the intention of upgrading and expanding the current mineral resource. We also intend to initiate a grassroots exploration program in Chile.

As a means of leveraging our exploration capabilities in the Flin Flon Greenstone Belt, we have optioned some of our properties to other exploration companies, which allows us to advance the exploration and development of new mineral deposits without incurring significant costs. These agreements typically allow the optionee to earn up to a 100% interest in the property by completing certain exploration expenditures and making cash payments to us, and we may elect to exercise back-in rights which allow us to earn back a majority interest in the properties or retain a net smelter return royalty.

Products and Marketing

Our principal products are copper and zinc. In 2010, we produced 100,047 tonnes of cast zinc, 19,818 tonnes of copper metal, 210,893 tonnes of copper concentrate (after the closure of our copper smelter), 35,649 ounces of gold, 372,372 ounces of silver and 40,991 tonnes of zinc oxide. In 2010 combined copper metal and copper concentrate sales represented 49% of our total revenue. In 2009, our copper metal sales represented 49% of our revenue. In 2010 and 2009 zinc metal sales represented 23% and 24% of our revenue, respectively.

Since the closure of our copper smelter in mid-2010, our intent is to sell approximately 60% of our copper concentrate production to a third party purchaser on benchmark terms. We sell the remainder of our copper concentrate pursuant to shorter-term contracts as opportunities arise. Sales of our copper concentrate (including gold and silver contained in concentrate) were adversely affected in the second half of 2010 and early 2011 by the inability of our rail service provider to supply sufficient railcars to transport our concentrate production.

We ship cast zinc metal produced at our Flin Flon zinc plant to third party customers in North America by rail and truck. We also sell approximately 25% of our zinc production to our Zochem Inc. subsidiary for manufacturing zinc oxide.

We do not have any contracts upon which our business is substantially dependent, as excess copper concentrate, zinc and precious metals we produce are widely traded commodities with a variety of potential purchasers.

Employees

HBMS

HBMS had approximately 1,315 employees as at December 31, 2010, of whom approximately 1,013 were unionized. In 1998, HudBay entered into a labour stability agreement in respect of its existing Flin Flon/Snow Lake collective bargaining agreements, whereby we agreed with the unions that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement is intended to ensure that there will be no strike or lockout through December 2014.

HBMS maintains a profit sharing plan pursuant to which 10% of its after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given year are distributed among eligible employees in the Flin Flon/Snow Lake operations.

Other Operations

Our Zochem division in Brampton, Ontario employed 42 people, as at December 31, 2010, 21 of whom were unionized. Zochem and the Communications, Energy and Paperworkers union are parties to a three-year collective agreement which expires in June 2012.

In addition, as at December 31, 2010, we had approximately 33 employees at our Toronto head office, 72 employees at the Fenix project in Guatemala and a small number of employees at our Balmat facilities and the White Pine copper refinery. Norsemont currently has approximately 28 employees.

Corporate Social Responsibility

Our sustainability reporting is prepared pursuant to the Global Reporting Initiative G3 guidelines, which is the world’s most widely used sustainability framework. We also subscribe to the Mining Association of Canada’s Toward Sustainable Mining initiative, which was designed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under key performance elements, including tailings management, energy use and emissions, external outreach and crisis management planning. Our Corporate Social Responsibility Report for 2009, which is available on our website at www.hudbayminerals.com, describes our commitment to our stakeholders in several key areas including:

•	making safety the number one priority of all employees;

•	minimizing environmental harm and rehabilitating land affected by operations; and

•	being a positive partner in the communities where we work.

In January 2011, we hired a new Vice President, David Clarry, whose primary responsibility is overseeing our corporate social responsibility initiatives.

Health and Safety and Environmental Performance

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations are certified to Occupational Health and Safety Assessment Series 18001 and Environmental Management System Standard ISO 14001.

We believe that ongoing improvements in the safety of our workforce assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency. In addition to our management systems in place, in 2009 we implemented the Positive Attitude Safety System (“PASS”) at most of our HBMS operations and we are continuing to roll it out at other HBMS operations. The PASS system involves having meetings before every shift where employees are invited to discuss their previous and upcoming shifts to identify positive safety matters that occurred and make suggestions on how to maintain and increase safety during their shifts. In 2010, our lost time accident frequency per 200,000 hours worked was 1.2. This was an increase over our record LTA frequency of 0.5 in 2009 and we remain committed to continuously improving the safety of our workplace.

We are subject to extensive regulation by federal, state, provincial and local authorities over a variety of environmental matters, including: air and water quality; protection and enhancement of the environment; use, storage and disposal of hazardous materials; and reclamation and restoration of mining properties. We have established an environmental management program directed at environmental protection and compliance. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. We have a dedicated team which is charged with managing our environmental activities and our compliance with all applicable environmental standards and regulations. We did not have any material environmental non-compliances in 2010.

Our operations, concentrators, metallurgical facilities and mine sites in the Flin Flon and Snow Lake locations reflect the impact of historic and current operations. We will have asset retirement obligations involving decommissioning and restoration and we believe that our current financial statement provisions for closure and environmental reclamation obligations are appropriate and adequate. Our closure and reclamation plans are supported by letters of credit provided to the governments of Manitoba and Saskatchewan in an aggregate amount of $42.6 million.

In 2007, we received a report from government agencies which contained preliminary data indicating that concentrations of some elements in surface soils around Flin Flon required further study. The Flin Flon Soils Study was launched in 2007 to better understand the nature of soil conditions in the region and to determine if exposure presents long-term health risks. Metals evaluated comprised copper, selenium, cadmium, methyl mercury, inorganic mercury, arsenic and lead. The work was done by an independent testing laboratory.

The initial Flin Flon Soils Study report was released on June 17, 2010. The study concluded that the likelihood of health effects among area residents from exposure to the metals evaluated are negligible to low. The full report was posted online at www.flinflonsoilsstudy.com.

Community Engagement

Over the past 80 years, we have employed over 47,000 people and contributed significant sums to economic development and taxes to Manitoba and the other local communities where we operate, including El Estor, Guatemala. While the communities near our operations benefit from employment and the resulting economic activity, they depend heavily on our fortunes. In turn, we act as a good corporate citizen through our active involvement in community improvement initiatives, assisting with the adverse impact of layoffs, and working with communities and government to improve impacted lands.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that should be taken into account in any investment decision include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of our securities and should be taken into account in assessing our activities.

Ability to Develop Key Projects

Our ability to develop our key mineral projects, including our Lalor, Constancia and Fenix projects, is subject to many risks and uncertainties. These include: our ability to upgrade mineral resources and conceptual estimates of tonnes and grade of a mineral deposit into mineral reserves; completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; potential resistance from stakeholders and other interested parties; political and social risk; confirming the availability and suitability of appropriate local area infrastructure; and obtaining adequate financing.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; currency fluctuations; industrial disputes; unavailability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licences or approvals; unforeseen natural events; and political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Any delay in the development of our projects could have a material adverse impact on us. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be successfully or economically developed or that they will not be subject to the other risks described above.

Political and Social Risk

Our Constancia Project in Peru and our Fenix project in Guatemala are subject to the risks described above under “Ability to Develop Key Projects”. In addition to those risks, the governments of Peru or Guatemala could adopt laws or otherwise take steps that would detrimentally affect us and our projects in those jurisdictions. Such laws or steps could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits or licenses or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. While Norsemont has secured significant surface rights over the Constancia property, a portion of the surface rights belong to two communities. Norsemont currently is a party to leases which grants it access rights to those properties. While we expect to enter into negotiations with these communities for the potential purchase of required properties, either or both communities may decline to grant access to or to sell us required properties. In addition, in situations where we possess surface rights, our land may be illegally occupied, as is the case with certain portions of our Fenix property. Further, parties to existing agreements granting us surface rights may not abide by the terms of such agreements and enforcing our rights to surface access could be difficult and time consuming. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Our Constancia and Fenix projects are located in developing countries. Guatemala in particular has a history of political and social unrest. Renewed political or social unrest or a political crisis in Guatemala, or similar problems in Peru, could adversely affect our ability to develop and operate our properties in these jurisdictions. Social problems in these jurisdictions and uncertain land tenure for many indigenous people could have adverse effects on our Constancia and Fenix projects. Such adverse effects could result from the local populations and other interested parties encroaching on our land, challenging the boundaries of such land or our rights to operate on such land, impeding project activities through roadblocks or other public manifestations or attacking project assets or personnel. National elections are scheduled for 2011 in both Peru and Guatemala, which could result in policy changes before or after the elections.

Market price and demand volatility

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, the rate of inflation, foreign exchange rates and investment demand for commodities, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals and concentrates has fluctuated widely in recent years and recent declines in both price and demand have had the effect of reducing our profitability and caused us to suspend certain of our operations. In addition, future price and demand declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, significantly decreased commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We occasionally engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results, and may continue to engage in such activities in the future. While these hedging activities may protect us, to some extent, against low metal prices, they may also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Foreign exchange

As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc, copper, and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar appreciates in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Mining operations and insurance

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of zinc and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems;

unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Sustaining and increasing production levels

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of mine. As a result, our ability to maintain our current production or increase our annual production of base metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines. Substantial spending may be made on properties that are abandoned due to poor drilling results or an inability to define mineral reserves.

Zinc plant capacity

Production of zinc concentrate from our mines has not been sufficient to operate our zinc plant at full capacity, which has had an impact on our profitability. We may attempt to fill the excess capacity at the zinc plant by purchasing concentrate from third parties; however, this is typically less profitable than processing domestic concentrate. The availability of concentrate is influenced by a number of factors, many of which are beyond our control. We may also seek to fill the excess capacity at the zinc plant by bringing new mines into production or expanding current mines, which also involves many risks and uncertainties, including those described above under “Sustaining and increasing production levels”.

Production, costs and life-of-mine estimates

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Energy prices and availability

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition. If we proceed with development of the Constancia or Fenix projects, we will require a significant amount of cost-efficient energy and any inability to secure such energy may negatively impact our ability to develop the project.

Disruption of transportation

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. Recently we have been unable to secure sufficient rail cars to ship our copper concentrate production and excess inventory. In addition, the Constancia and Fenix projects will require transportation improvements and access, which will require the cooperation of the applicable government. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation, or disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

Availability of desirable assets

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Impact of competition

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire or develop desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc is typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Human resources

The success of our operations depends in part on our geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry. While we believe that we can attract any such personnel who are required, we compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success and ability to pursue our strategic objectives depends to a significant extent on our ability to attract, hire, train and retain qualified executives and employees, including our ability to attract employees with needed skills in the geographic areas in which we operate.

We are also dependent on a number of key management and operating personnel, and our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals and our ability to retain them.

Although the labour stability agreement that is in place at our Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at these operations through December 2014, there can be no assurance that our business will not suffer from a work stoppage at any location where we operate. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour costs as a result of a suspension or closure if we are required to give employees notice prior to any layoff or pay severance. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Suspension of operations

From time to time, we may have to temporarily suspend certain of our operations if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include decreases in the price of and demand for zinc or copper or the market rates for treatment and refining charges, adverse changes in interest rates or currency exchange rates, increases in concentrate transportation costs, and increases in labour costs. During such temporary suspensions, we will have to continue to make expenditures to maintain the plant and equipment. We may also incur significant labour costs and be required to engage in environmental remediation, which would require us to incur additional costs. Given the costs involved in a temporary suspension of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial condition.

Estimates of mineral reserves, mineral resources, and projected cash flows

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in our public disclosure are estimates only. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, ability to achieve anticipated tonnages and grade and the resulting cash flow therefrom, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Government regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, protection of the environment and other matters. Although we believe that our activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities in Manitoba, Peru, Guatemala and other places where we operate, or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations, including increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Environmental compliance obligations

All of our operations are subject to environmental regulations. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Requirement to obtain government permits to conduct mining operations

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future, including for our key development projects. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Rights of Indigenous Peoples

Governments in many jurisdictions must consult with indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights or claimed rights of indigenous people may require accommodations, including undertakings regarding employment and other matters, or may require negotiation and other actions. Any such claims or other indigenous title claims or other claims of property or cultural rights could delay or impair our ability to acquire, develop or operate mineral properties in these jurisdictions.

Climate change initiatives

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which we operate, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations and competitive position.

Reclamation and mine closure costs

In view of the uncertainties concerning future removal and site restoration costs on our properties, including those held by our subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot provide assurance that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may realize on the financial assurance provided with respect to those obligations.

Exploration activities

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to mineral properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional cost and expense to defend or settle. Such costs and expenses could adversely affect our profitability.

Global financial conditions

Global financial conditions have been subject to increased volatility and turmoil in recent years. This may affect our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If increased levels of volatility and market turmoil return to the levels existing in 2008 and early 2009, our operations and the trading price of our common shares could be adversely affected.

Credit risk

We mitigate credit risk relating to customers of our copper, zinc, zinc oxide and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Joint ventures

We are a party to joint ventures and we may enter into one or more additional joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, we may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Information systems

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of our operations or could cause a disruption in the flow of vital information, either of which could adversely affect our operations.

In addition, we have initiated a project to replace many of our information systems with a new enterprise resource management system. The new system may fail to operate as intended and it may be delayed or subject to cost overruns. During and following implementation of the new system, we will be dependant on a single vendor for support and upgrades of a critical business system.

Equipment and infrastructure

Although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect our profit.

Market price of our common shares

Our share price may significantly be affected by short-term changes in commodity prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; a lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities and issuers listed on U.S. stock exchanges (as we are) in particular have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares.

Potential for conflicts of interest

Certain directors and officers of HudBay may also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. We expect that any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and our shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such director may have a conflict of interest.

“Passive foreign investment company” under the U.S. Internal Revenue Code

We do not believe we are a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”) for the current taxable year. If we derive 75% or more of our gross income from certain types of “passive” income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in HudBay). Several “look-through” rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation’s income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that HudBay will or will not be considered a PFIC for any taxable year.

If we are classified as a PFIC during any portion of a U.S. taxpayer’s holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. taxpayer’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a “qualified electing fund” (a “QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to HudBay. We have no obligation to determine whether we are a PFIC and may not make any such determination.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 171,522,298 common shares issued and outstanding as of March 28, 2011.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF.

Preference shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Normal Course Issuer Bid

In September 2009, we announced a normal course issuer bid to purchase, through the facilities of the TSX, up to 13,665,000 common shares, representing approximately 10% of our public float at the time, over the following twelve month period. We acquired 5,646,700 common shares under the bid at an aggregate cost of approximately $68.3 million. We did not renew the normal course issuer bid following its expiry on September 30, 2010.

DIVIDENDS

We paid an inaugural dividend of $0.10 per common share on September 30, 2010 to shareholders of record on September 15, 2010. On March 9, 2011, our board of directors approved the payment of a dividend of $0.10 per common share payable on March 31, 2011 to holders of record on March 21, 2011. While we presently intend to maintain a semi-annual dividend, the timing, payment and amount of any future dividends will be determined by our board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

Price Range and Trading Volume

Our common shares are listed on the TSX and the NYSE under the symbol “HBM”. The volume of trading and the high and low closing price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

	Trading of Common Shares on TSX
Period	High	Low	Volume
	($)	($)	(millions of common shares)
2010
January	14.86	12.09	21.40

	Trading of Common Shares on TSX
Period	High	Low	Volume
	($)	($)	(millions of common shares)
February	13.78	11.97	23.30
March	14.05	12.71	26.84
April	14.25	12.92	23.37
May	12.79	10.31	39.39
June	12.76	10.69	43.79
July	13.18	10.88	16.53
August	15.15	12.47	31.61
September	15.75	14.30	38.15
October	16.65	14.54	15.23
November	18.02	16.03	30.73
December	18.89	17.09	11.22

On March 28, 2011, the closing price of our common shares on the TSX was $15.66 per share.

	Trading of Common Shares on NYSE
Period(1)	High	Low	Volume
	(U.S.$)	(U.S.$)	(#)
2010
October	16.07	15.40	85,416
November	17.67	15.79	274,912
December	18.69	16.80	155,253

Note:

(1)	The listing of our common shares on the NYSE commenced on October 25, 2010.

On March 28, 2011, the closing price of our common shares on the NYSE was $16.15 per share.

DIRECTORS AND OFFICERS

Board of Directors

J. Bruce Barraclough Mississauga, Ontario, Canada Director since: March 23, 2009 Committee memberships: • Audit Committee (Chair) • Compensation Committee • EHS Committee

Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 as a partner, until his retirement on June 30, 2008.

Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and the Conference Board of Canada).

David Garofalo Richmond Hill, Ontario, Canada Director since: August 4, 2010 Committee memberships: • EHS Committee

Mr. Garofalo has been HudBay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited from 1998 to 2010 and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant, and serves on the Board of Directors of York Central Hospital Foundation and Malbex Resources Inc.

Alan R. Hibben Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: • Compensation Committee (Chair)

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy & development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben has been a director of six public companies and six substantial private companies, including Pinetree Capital Inc., Discovery Air Inc., and the Board of Governors of Havergal College, where he is Past-Chairman. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

W. Warren Holmes Stratford, Ontario, Canada Director since: March 23, 2009 Committee memberships: • EHS Committee (Chair) • Technical Committee (Chair) • Corporate Governance and Nominating Committee

Mr. Holmes has over forty years of mining industry experience notably with Noranda Inc. (1964-1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986-2002) where he was Senior Vice-President of Canadian Mining Operations. From November 2009 to July 2010, Mr. Holmes served as HudBay’s Executive Vice Chairman and, from January 2010 to July 2010 served as our Interim Chief Executive Officer.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. He is Chairman and a director of Wallbridge Mining Company Limited, Lead Director of Foraco International SA, Vice Chairman and a director of Atlanta Gold Inc. and a director of Nuinsco Resources Limited and Victory Nickel Inc. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

John. L. Knowles Winnipeg, Manitoba, Canada Director since: March 23, 2009 Committee memberships: • Audit Committee • Technical Committee

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from July 2005 to August 2006. He was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by HudBay, he was Vice President and Chief Financial Officer of HudBay until April 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He is a director of Tanzania Minerals Corp., a publicly listed mining exploration company, as well as private companies involved in international gold exploration, bio-pharmaceuticals and real estate development. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Alan Lenczner, Q.C. Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: • Corporate Governance and Nominating Committee • EHS Committee • Audit Committee

Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP. He is a Director of Leon’s Furniture Ltd. and was previously a Director of Eskay Creek Ltd.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

Kenneth G. Stowe Oakville, Ontario, Canada Director since: June 24, 2010 Committee memberships: • Compensation Committee • Technical Committee

Mr. Stowe has been President of Northgate Minerals Corporation since 1999 and was appointed Chief Executive Officer and director in 2001. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University.

G. Wesley Voorheis Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: • Corporate Governance and Nominating Committee (Chair)

Mr. Voorheis is Chairman of HudBay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders, including private equity and hedge funds.

Mr. Voorheis has a number of corporate directorships. He was previously the Chief Executive Officer and a director of Hollinger Inc. He also acted as an advisor to the institutional shareholders of YBM Magnex International, Inc. and subsequently as Chairman of its Board of Directors. Mr. Voorheis was also a member of the Board of Directors of Sun-Times Media Group, Inc. and Atlas Cold Storage Holdings Inc. Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

Executive Officers

David Garofalo Richmond Hill, Ontario, Canada Position with HudBay: President and Chief Executive Officer	For biographical information for Mr. Garofalo, see above under “Board of Directors”.

David S. Bryson Toronto, Ontario, Canada Position with HudBay: Senior Vice President and Chief Financial Officer

Mr. Bryson has been with HudBay since August 2008. He held senior finance positions with Skye Resources Inc. from March 2007 to August 2008 and was Treasurer of Terasen Inc. from January 2004 to February 2006.

Mr. Bryson holds a Bachelor of Commerce (Finance) from the University of British Columbia and is a Chartered Financial Analyst.

Ken Gillis Toronto, Ontario, Canada Position with HudBay: Senior Vice President, Corporate Development

Mr. Gillis joined HudBay in August 2010, prior to which he served as Executive Director of Macquarie Canada’s North American Mining Investment Banking practice. Mr. Gillis has a 20 year history of corporate development and related activities in mining, both with mining companies and financial and investment firms.

Mr. Gillis has a degree in Geological Science (BSc) from Saint Francis Xavier University and a Masters of Applied Science in Mineral Exploration and Masters of Business Administration from McGill University.

Tom A. Goodman Denare Beach, Saskatchewan, Canada Position with HudBay: Senior Vice President and Chief Operating Officer

Mr. Goodman has worked for HBMS for over 30 years in a wide variety of operational, technical, and management positions.

Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and the Minerals, Metals & Materials Society.

Alan T.C. Hair Toronto, Ontario, Canada Position with HudBay: Senior Vice President, Business Development and Technical Services

Mr. Hair has been with HudBay and its affiliates for over 15 years and has held a number of senior operational and business development roles.

Mr. Hair graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering. Prior to joining HudBay, he worked in European base metals and African platinum group operations.

H. Maura Lendon Toronto, Ontario, Canada Position with HudBay: Senior Vice President, Corporate Services and Chief Legal Officer

Ms. Lendon joined HudBay in April 2008. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T.

Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

David Clarry Toronto, Ontario, Canada Position with HudBay: Vice President, Corporate Social Responsibility	Mr. Clarry joined HudBay in February 2011. From June 2009 to January 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately as Director – Climate Change Initiatives. He holds Bachelor of Science and Master of Science degrees in engineering from Queen’s University, a Master of Business Administration degree (MBA) from INSEAD, and is a registered Professional Engineer in the Province of Ontario.

Brad W. Lantz Flin Flon, Manitoba, Canada Position with HudBay: Vice President, Mining

Mr. Lantz has been Vice President, Mining since July 2007. From 2003 to July 2007, he was Mine Manager of the 777 mine. He has also held positions of progressively greater responsibility, at our Ruttan, Trout Lake and Callinan mines.

Mr. Lantz graduated from the University of Waterloo in 1982 with a B.Sc. in Earth Sciences.

Cashel Meagher King City, Ontario, Canada Position with HudBay: Vice President, Exploration

Mr. Meagher has been Vice President, Exploration since March 2010. From March 2009 to March 2010 he was Director, Technical Services and Exploration and from November 2008 to March 2009 he was Manager, Technical Services and Exploration. From November 2000 to November 2009 he held various positions at Vale Inco Sudbury operations including Chief Mine Geologist. Prior to this he spent several years working for gold mining companies in operations and exploration in Timmins Ontario.

Mr. Meagher is a Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario. He holds a Joint Advanced Major in Geology and Chemistry from Saint Francis Xavier University.

Sharon Sanzo Toronto, Ontario, Canada Position with HudBay: Vice President, Human Resources

Ms. Sanzo joined HudBay in January 2011, prior to which she served as Vice President, Human Resources at SAS Human Capital Consulting from 2007 to 2010 and as Director, Human Resources at Barrick Gold Corporation from 2006 to 2007. She has also held HR leadership positions at Unilever, Kraft and GlaxoSmithKline.

Ms. Sanzo has a Bachelor of Arts degree in Employee Relations from University of Toronto and is an Adler-Trained Professional Coach.

John Vincic Toronto, Ontario, Canada Position with HudBay: Vice President, Investor Relations and Corporate Communications

Mr. Vincic joined HudBay in August 2009. Between February 2004 and August 2009 he was an executive vice president at Barnes McInerney Inc., an investor relations and communications firm based in Toronto. He has also held corporate communications positions with Royal Bank of Canada and Sun Life Financial Inc.

Mr. Vincic holds a Bachelor of Arts degree from the University of Waterloo.

As of the date of this AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 164,173 common shares, representing less than 1% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Mr. Barraclough was a director of Coalcorp Mining Inc. (“Coalcorp”) from January 2009 to June 2010. On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management’s discussion and analysis for the quarter ended December 31, 2009 were not filed. Coalcorp subsequently filed the outstanding materials. However, on October 19, 2009, the OSC issued a temporary MCTO against Coalcorp’s chief executive officer pending the filing of Coalcorp’s 2009 audited annual financial statements, management’s discussion and analysis and annual information form. The MCTO and a subsequently issued general cease trade order against Coalcorp were revoked on November 15, 2010 following the filing of Coalcorp’s outstanding continuous disclosure documents.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On

January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger has been the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Conflict of Interest

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Canada Business Corporations Act, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors. There was no instance in 2010 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule B.

Composition

The Audit Committee consists of Messrs. Barraclough, Lenczner and Knowles. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 - Audit Committees. Mr. Hibben was a member of the Audit Committee from March 23, 2009 to March 28, 2011. He resigned from the Audit Committee after assuming a position as Managing Director of RBC Capital Markets (“RBC”). RBC has acted for us as a financial advisor. Following his return to RBC, the Board determined that Mr. Hibben no longer qualified as an independent member of the Audit Committee, as required by National Instrument 52-110 - Audit Committees. The Board also considered Mr. Hibben’s independence under the categorical standards for determining independence contained in the Board’s Governance Guidelines. The Board concluded that Mr. Hibben’s position with RBC would not reasonably be expected to interfere with the exercise of his independent judgement and concluded that he continued to qualify as an independent member of the Board.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member.

J. Bruce Barraclough worked for Ernst & Young LLP for 37 years, 27 of which were as a Partner. Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Alan J. Lenczner has been a commercial litigator for over 40 years. During that time he has represented accounting firms with respect to accounting and auditing issues both in the Superior Court and before the institute of Chartered Accounts of Ontario.

John L. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and from 1995 to 2005 he was Vice President and Chief Financial Officer of HudBay and its predecessor company. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Policy Regarding Non-Audit Services Rendered by Auditors

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and should include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for 12 months. The Chair of the Audit Committee has been delegated authority to pre-approve on behalf of the Audit Committee the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

Remuneration of Auditor

The following table presents, by category, the fees accrued by Deloitte & Touche LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2010 and 2009.

	2010	2009
Category of Fees
Audit fees	$1,151,039	$1,156,964
Audit-related fees	300,132	412,017
Tax fees	16,700	30,225
All other fees	49,350	—

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with the Company’s statutory and regulatory filings. “Audit-related fees” are fees for assurance and services related to the external auditor’s role, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification and acquisition activities. “Tax fees” relates to certain tax advisory fees provided to management. “All other fees” relates to the reviewing of our CSR report. Management presents regular updates to the Audit Committee of the services rendered by the auditors in response to the Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

HBMS has been named as a co-defendant in two actions before the Saskatchewan Court of Queen’s Bench alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HudBay’s former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No steps have been taken by the plaintiffs to proceed with their claims since 1995. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the consolidated financial position of HudBay.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba’s Court of Queen’s Bench in 1992 and one filed in Saskatchewan’s Court of Queen’s Bench in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added Churchill River Power Company Limited (“CRP”), formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower has revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. HBMS has filed a Statement of Defence to the Third Party Claim and served same on counsel for the other parties. On September 27, 2010, HBMS and its counsel attended a mandatory mediation required pursuant to the Saskatchewan Court Rules. By agreement of the parties of this action, the mediation was continued on December 7, 2010. The mediation was adjourned to permit the parties to exchange relevant documents so that a further mediation session can proceed in 2011. At this stage, the resolution of this claim is not reasonably determinable.

In March 2007, a statement of claim was issued in Manitoba’s Court of Queen’s Bench by Callinan Mines Limited (“Callinan”) against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement (“NPI Agreement”) between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. Callinan has appointed an auditor to conduct an independent audit of the books and records of HBMS and the audited NPI financial statements. Meetings have been held with senior representatives of HBMS to attempt to agree on an audit plan to conduct the independent audit in accordance with the NPI Agreement. At this stage, the likelihood of success and the materiality of this claim are not reasonably determinable.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

Regulatory Actions

The Company has not: (a) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, since January 1, 2008, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect HudBay.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Equity Financial Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into during 2010 or, prior to that, since January 1, 2002 that are still in effect:

1.	the Support Agreement with Norsemont Mining Inc. (“Norsemont”) dated January 9, 2011 whereby we agreed to make an offer to acquire all of Norsemont’s issued and outstanding common shares; and

2.	Credit facility dated as of November 3, 2010 with a syndicate of lenders providing for a four year US$300 million revolving credit facility.

QUALIFIED PERSON

Unless stated elsewhere in this AIF, the scientific and technical information contained herein was prepared by or under the supervision of Cashel Meagher, P.Geo., a Qualified Person for the purposes of NI 43-101.

INTEREST OF EXPERTS

Robert Carter, B.Sc., P.Eng., Cashel Meagher, P.Geo. and Sean Spragett, P.Eng., are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated May 14, 2010. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2010.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov.

SCHEDULE A

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this annual information form.

“AQ”, “BQ”, “NQ”	Letter names specifying the dimensions of bits, core barrels, and drill rods in the Q-group wireline diamond drilling system having a core diameters of 27mm, 36.5 mm, and 47.6 mm, respectively and hole diameters of 48mm, 60mm, and 75.7 mm, respectively.

“basalt”	A general term for dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“concentrator”	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.

“double-drum hoist”	A hoist with two drums that can be driven separately or together by a clutch.

“felsic”	A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

“grade”

The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals.

Cut-off grade is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

“mafic”	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

“metallurgy”	The science of extracting base metals from ores by mechanical and chemical processes and preparing them for use.

“mineral reserves”	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization”	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

“NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators — Standards of Disclosure for Mineral Projects.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.

“tailings”	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

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SCHEDULE B

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company,

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of the Company’s independent auditor,

•	the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company’s business (the “Risks”), and

•	the performance of the Company’s Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•	planning or conducting audits,

•	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•

financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

•	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competency and integrity.

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations, to itself resolve disagreements (if any) between senior management and the independent auditor or to assure compliance with applicable legal and regulatory requirements.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company’s Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

•

accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries[1] (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”[2] of the Company or any of its subsidiaries, or

•

concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit committee shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

RESPONSIBILITIES

Independent Auditor

[1]	A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).
[2]	An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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The Audit Committee shall:

•

Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

•	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

•

Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•

Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•	Provide notice to the independent auditor of every meeting of the Audit Committee.

•	Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

•	Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

•	Review expense reports of the Chairman and the Chief Executive Officer.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•	Meet with senior management and/or the independent auditor to review and discuss,

•	the planning and staffing of the audit by the independent auditor,

•

before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

•

financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

•

any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•	all critical accounting policies and practices used,

- B3 -

•

all alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•	the use of “pro forma” or “adjusted” non-GAAP information,

•	the effect of new regulatory and accounting pronouncements,

•	the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

•

any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

•

the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•	Review disclosure of financial information extracted or derived from the Company’s financial statements.

•	Review with the independent auditor,

•	the quality, as well as the acceptability of the accounting principles that have been applied,

•

any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication, and

•	any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

•

Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•

Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Corporation’s weaknesses, threats to the Corporation’s business and the assumptions underlying the Corporation’s strategic plan (“Principal Risks”).

•

Approve a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management and, as appropriate, the Environmental Health and Safety Committee, to monitor, manage and report Principal Risks.

•	Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

- B4 -

•

At least semi-annually, obtain from senior management and, as appropriate, the Environmental Health and Safety Committee, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

•	Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company.

•

Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements.

•	Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

•	Review the adequacy of insurance coverages maintained by the Company.

Compliance

The Audit Committee shall:

•

Obtain reports from senior management that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

•

Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•	Review senior management’s written representations to the independent auditor.

•

Advise the Board of Directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•

Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•	Establish procedures for,

•	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

•	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated by the Board of Directors to a different committee without revisions to this Charter.

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MEETINGS

The Audit Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit Committee should strive to be at all meetings. The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Company. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine. The powers of the Audit Committee may be exercised at a meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee. Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.

Meetings of the Audit Committee shall be held from time to time and at such place as a member of the Audit Committee may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Audit Committee.

Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Senior Vice President and General Counsel as a result of legislative or regulator changes, the Audit Committee shall, in a manner it determines to be appropriate:

•	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

•

Review and assess the adequacy of its Charter and the position description for its Chair and recommend to the Board of Directors any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Senior Vice President and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

* * * * * * * * * * * * * * *

Appendix A

•	Review the experience and qualifications of the senior members of the independent auditor’s team.

•	Discuss with the independent auditor its internal quality-control procedures.

•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

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•	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

•	Review and approve clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former independent auditor.

•

Review periodic reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors take appropriate action to satisfy itself of the independence of the independent auditor.

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

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